Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
Among
TXU CORP.,
TEXAS ENERGY FUTURE HOLDINGS LIMITED PARTNERSHIP
and
TEXAS ENERGY FUTURE MERGER SUB CORP
Dated as of February 25, 2007

-i-

-ii-

AGREEMENT AND PLAN OF MERGER
          AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of February 25, 2007, among TXU Corp., a Texas corporation (the “Company”), Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership (“Parent”), and Texas Energy Future Merger Sub Corp, a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).
RECITALS
          WHEREAS, Parent, the board of directors of Merger Sub, and the board of directors of the Company, following the unanimous recommendation of the Strategic Transactions Committee of the board of directors of the Company (the “Transactions Committee”), have unanimously (by all directors voting) approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have authorized the execution hereof, and the board of directors of the Company has adopted a resolution unanimously (by all directors voting) recommending that this Agreement and the plan of merger set forth in this Agreement be approved by the shareholders of the Company.
          WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of KKR 2006 Fund L.P., TPG Partners V, L.P., Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated (the “Guarantors”) are each entering into a guarantee in favor of the Company in the form attached hereto as Exhibit A (the “Guarantee”), pursuant to which the Guarantors are severally guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement.
          WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
          NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
The Merger; Closing; Effective Time
          1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of Chapter 10 of the Texas Business Organizations Code (the “TBOC”), and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the Company shall continue its corporate existence under the Laws of the State of Texas, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects provided by this Agreement and the TBOC and other applicable Law. Without limiting the foregoing, and subject thereto, from and after the Effective Time, the Merger shall have the effects specified in Section 10.008 of the TBOC.
          1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 9:00 a.m. (Eastern Time) on the second business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that by their nature, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) a date during the Marketing Period to be specified by Merger Sub on no less than two business days’ notice to the Company, (b) the final day of the Marketing Period and (c) the Termination Date. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.
          1.3 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Texas for filing as provided under Section 10.153 of the TBOC. The Merger shall become effective at the time when the Certificate of Merger has been duly filed by the office of the Secretary of State of the State of Texas and a written acknowledgement of filing has been delivered by the office of the Secretary of State of the State of Texas pursuant to Section 4.002 of the TBOC, or at such later date as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).
ARTICLE II
Certificate of Formation and Bylaws
of the Surviving Corporation
          2.1 The Certificate of Formation. At the Effective Time, the certificate of formation of the Company shall be amended in its entirety to read in the form of the certificate of formation of Merger Sub as in effect immediately prior to the execution of this Agreement, except that the name of the Surviving Corporation shall be “TXU Corp.”, and, as amended, shall be the certificate of formation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or by applicable Law.
          2.2 The Bylaws. The parties hereto shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time shall be amended so as to read in their entirety in the form of the bylaws of Merger Sub, and, as so amended, shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.
ARTICLE III
Directors and Officers of the Surviving Corporation
          3.1 Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.
          3.2 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.
ARTICLE IV
Effect of the Merger on Capital Stock;
Exchange of Certificates
          4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, the holder of any capital stock of the Company or the sole shareholder of Merger Sub:
          (a) Merger Consideration. Each share of the Common Stock, no par value, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties and (ii) Shares that are owned by shareholders who have not voted such Shares in favor of the Merger and who have otherwise taken all of the steps required by Subchapter H of Chapter 10 of the TBOC to properly exercise and perfect such shareholders’ dissenters rights (“Dissenting Shareholders”) (each Share referred to in clause (i) or clause (ii) being an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive $69.25 per Share in cash (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares (other than Shares to remain outstanding pursuant to Section 4.1(b)) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest, and each certificate formerly representing Shares owned by Dissenting Shareholders shall thereafter only represent the right to receive the payment to which reference is made in Section 4.2(f).
          (b) Cancellation of Excluded Shares. Each Excluded Share referred to in Section 4.1(a)(i) or 4.1(a)(ii) (other than any Shares owned by any wholly-owned Subsidiary of the Company (including for these purposes TXU US Holdings Company), which shall remain outstanding) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the holder of any Excluded Share referred to in Section 4.1(a)(ii) to receive the payment to which reference is made in Section 4.2(f).
          (c) Merger Sub. At the Effective Time, each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Surviving Corporation.
          4.2 Exchange of Certificates.
          (a) Paying Agent. Prior to the Closing Date, the Company shall use its reasonable best efforts to enter into a paying agent agreement with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”). At the Closing, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”), provided that to the extent such deposits are being funded with the proceeds of the Debt Financing, Parent must deposit or cause to be deposited such funds by no later than immediately after the Effective Time. The Paying Agent shall invest the Exchange Fund as directed by Parent, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a).
          (b) Exchange Procedures. As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares evidenced by Certificates (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e))

to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) multiplied by (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable. As promptly as practicable after the Effective Time, the Paying Agent will mail to each holder of Shares represented by book-entry on the records of the Company or the Company’s transfer agent, on behalf of the Company (“Book-Entry Shares”), other than Excluded Shares, a check in the amount of the number of Shares held by such holder as Book-Entry Shares multiplied by the Per Share Merger Consideration.
          (c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to and in accordance with this Article IV.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for 180 days after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of any Shares at such date as is immediately prior to the time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interests of any such holders or their successors, assigns or personal representatives previously entitled thereto. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
          (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.
          (f) Dissenting Shares. Notwithstanding any other provision contained in this Agreement, Shares that are issued and outstanding as of the Effective Time and that are held by a shareholder who has not voted such shares in favor of the Merger and who has otherwise taken all of the steps required by Subchapter H of Chapter 10 of the TBOC to properly exercise and perfect such shareholder’s dissenter’s rights shall be deemed to have ceased to represent any interest in the Surviving Corporation as of the Effective Time and shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC; provided, however, that in the event that a shareholder of the Company fails to perfect, withdraws or otherwise loses any such right or remedy granted by the TBOC, the Shares held by such shareholder shall be converted into and represent only the right to receive the Per Share Merger Consideration specified in this Agreement. The Company shall give Parent (i) prompt notice of any written demands for payment for Shares, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company with respect to shareholders’ rights to dissent and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle any such demands.
          (g) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.
          (h) No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares.
          4.3 Treatment of Stock Plans.
          (a) Restricted Stock Awards. Except to the extent otherwise agreed to by Parent and the holder thereof, immediately prior to the Effective Time, all restricted stock awards (“Restricted Shares”) granted pursuant to the Stock Plans or otherwise that remain unvested shall automatically become fully vested and free of any forfeiture restrictions and each Restricted Share shall be considered an outstanding Share for all purposes of this Agreement, including the right to receive the Per Share Merger Consideration in accordance with Section 4.1(a) and subject to the provisions of Section 4.2(g). To the extent that the award agreement relating to any Restricted Shares provides that the number of such shares that will vest will depend on the achievement of targets measured by total shareholder return, the number of Restricted Shares that will vest in accordance with the prior sentence shall be determined in the same manner as specified in Section 4.3(b).
          (b) Performance Awards. Except as provided in Section 4.3(c) or to the extent otherwise agreed to by Parent and the holder thereof, immediately prior to the Effective Time, all performance awards (“Performance Awards”) granted under the Stock Plans that remain unvested shall automatically become fully vested and free of any forfeiture restrictions immediately prior to the Effective Time and, at the Effective Time, shall be paid out, in a lump sum cash payment equal to the product of (x) the number of Shares payable pursuant to each such Performance Award, based on performance through the Effective Time as determined by the Organization & Compensation Committee of the board of directors of the Company measured by the Per Share Merger Consideration (with awards measured on absolute performance adjusted for the duration of the performance period through the Effective Time), and (y) the Per Share Merger Consideration (the “Performance Award Merger Consideration”) in accordance with Section 4.1(a) and subject to the provisions of Section 4.2(g).
          (c) Performance Awards Held by Designated Officers. Notwithstanding Section 4.3(b), except to the extent otherwise agreed to by Parent and the holder thereof, immediately prior to the Effective Time, all Performance Awards held by the members of the Company’s Designated Officers (as defined in Section 5.1(h)) that remain unvested shall automatically (i) become fully vested and free of any forfeiture restrictions immediately prior to the Effective Time, (ii) be converted at the Effective Time into a cash amount in the same manner as specified in Section 4.3(b) and (iii) be paid out in cash in a lump sum at the end of each such award’s currently existing performance period, subject to the provisions of Section 4.2(g).
          (d) Share-Based Benefits Under Deferred Compensation Plans. At the Effective Time, each right of any kind, contingent or accrued, to receive payments or benefits measured by the value of Shares under any Company Benefit Plans, other than Restricted Shares and Performance Awards, shall entitle the beneficiary thereof to receive an amount in cash equal to the product of (x) the total number of Shares subject thereto immediately prior to the Effective Time and (y) the Per Share Merger Consideration.
          (e) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the organization and compensation committee of the board of directors of the Company, as applicable, shall adopt resolutions to implement the provisions of Sections 4.3(a), 4.3(b), 4.3(c) and 4.3(d).
          4.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, provided that no such action shall be taken in violation of Section 6.1, the Per Share Merger Consideration shall be equitably adjusted.
          4.5 Treatment of the Convertible Notes. The Floating Rate Convertible Senior Notes due 2033 of the Company (the “Convertible Senior Notes”) shall be treated as set forth in Section 6.12.
ARTICLE V
Representations and Warranties
          5.1 Representations and Warranties of the Company. Except as set forth in reasonable detail in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, the Company’s Current Reports on Form 8-K filed since January 1, 2006 and the Company’s proxy statement on Schedule 14A filed with the SEC on April 5, 2006, in each case, filed with the SEC prior to the date hereof (other than disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are cautionary, predictive or forward-looking in nature) (it being agreed that such disclosures shall not be exceptions to Sections 5.1(b)(i), 5.1(c) and 5.1(d)(i)), or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent, provided that no such disclosure shall be deemed to qualify Section 5.1(f)(i) or Section 6.1 unless expressly set forth in Section 5.1(f)(i) or Section 6.1, as applicable, of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Merger Sub that:
          (a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease, use and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not be, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date hereof, and each as so made available is in effect on the date hereof.
          As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided, however, that neither TXU

Europe Limited, nor any entity directly or indirectly owned by TXU Europe Limited shall be deemed to be a “Subsidiary” of the Company or any of the Company’s Subsidiaries for purposes of this Agreement; (ii) “Significant Subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended (the “Exchange Act”); (iii) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and (iv) “Company Material Adverse Effect” means a material adverse change or effect on the financial condition, business, assets, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been or is a Company Material Adverse Effect:
          (A) changes in general economic or political conditions or the securities, credit or financial markets in general in the United States or in the State of Texas or changes that are the result of acts of war or terrorism (other than such acts that cause any damage or destruction to or render physically unusable any facility or property of the Company or any of its Subsidiaries);
          (B) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity (including, for the avoidance of doubt, ERCOT);
          (C) changes or developments in national, regional or state wholesale or retail markets for fuel, including, without limitation, changes in natural gas or other commodity prices or in the hedging markets therefor, or related products;
          (D) changes or developments in national, regional or state wholesale or retail electric power prices;
          (E) system-wide changes or developments in national, regional or state electric transmission or distribution systems, other than changes or developments involving physical damage or destruction to or rendering physically unusable facilities or properties;
          (F) changes that are the result of factors generally affecting any business in which the Company and its Subsidiaries operate, other than changes or developments involving physical damage or destruction to or rendering physically unusable facilities or properties;
          (G) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, regulators, financing sources or suppliers to the extent caused by the pendency or the announcement of the transactions contemplated by this Agreement;
          (H) changes or effects to the extent relating to the entry into, pendency of actions contemplated by, or the performance of obligations required by this Agreement or consented to by Parent, including any change in the Company’s credit ratings to the extent relating thereto and any actions taken by the Company and its Subsidiaries that is not in violation of this Agreement to obtain approval from any Governmental Entity for consummation of the Merger;
          (I) changes in any Law or GAAP or interpretation thereof after the date hereof;
          (J) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;
          (K) changes or developments arising out of or related to any proceeding or action by or before a Governmental Entity to the extent affecting the plans of the Company and its Subsidiaries for the development of new generation capacity in the State of Texas, including any litigation with respect thereto; and
          (L) a decline in the price or trading volume of the Company common stock on the New York Stock Exchange (the “NYSE”) or the Chicago Stock Exchange, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect;
provided, further, that (x) matters, changes or developments set forth in clauses (A) through (F) above (other than action of the Public Utility Commission of Texas (the “PUCT”)) may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such matters, changes or developments have a disproportionate (taking into account the relative size of the Company and its Subsidiaries and affected businesses of the Company and its Subsidiaries as compared to the other relevant entities and businesses) adverse affect on the Company as compared to other entities engaged in the relevant business in Texas or other relevant geographic area and are not otherwise excluded by clauses (G) through (L) from what may be taken into account in such determination, and (y) in no event shall any of the foregoing clauses (A) through (L) operate to exclude from the determination of whether there has been or is a Company Material Adverse Effect any Material Baseload Divestiture Requirement. For purposes of this Agreement, “Material Baseload Divestiture Requirement” shall mean any requirement imposed by a statute enacted into Law by the legislature of the State of Texas after the date of this Agreement, or any legally binding regulatory or administrative action taken pursuant to authority granted by such a new statute, that the Company or its Subsidiaries divest, or submit to capacity auctions for, a material amount of the Company’s approximately 8,137 Mw as of the date hereof of baseload solid fuel (coal, lignite and nuclear) generation capacity, and the effects of any Material Baseload Divestiture Requirement shall take into account the after-tax proceeds or other consideration or benefits that the Company and its Subsidiaries would reasonably be expected to receive in connection with any such divestiture or capacity auction.

     (b) Capital Structure.
          (i) The authorized capital stock of the Company consists of 1,000,000,000 Shares, of which 459,269,419 Shares were outstanding as of the close of business on February 23, 2007 and 50,000,000 shares of serial preference stock, par value $25 per share, none of which were outstanding as of the date hereof and, except for those Shares issuable or reserved for issuance as described below, no Shares have been issued since the close of business on February 23, 2007 through the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of February 23, 2007, other than up to 9,228,291.884 Shares issuable pursuant to the terms of outstanding awards under the TXU Corp. 2005 Omnibus Incentive Plan, the Company’s Long-Term Incentive Compensation Plan and the TXU Thrift Plan (collectively, the “Stock Plans”) and 1,523,916 Shares issuable, at the Company’s option, upon conversion of the Convertible Senior Notes, the Company has no Shares issuable or reserved for issuance and no rights to acquire Shares under the Stock Plans have been issued since February 23, 2007 and through the date hereof. As of the date hereof, there were no options to purchase Shares issued and outstanding. Except as set forth in this Section 5.1(b)(i), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
          (ii) None of the Subsidiaries of the Company own any Shares. Section 5.1(b)(ii) of the Company Disclosure Letter sets forth a list, as of the date hereof, of the Company’s Subsidiaries and entities (other than Subsidiaries) in which the Company or a Subsidiary of the Company owns a 5% or greater equity interest, the value of which is in excess of $25,000,000, as of the date hereof and the Company’s indirect interest in CapGemini Energy Limited Partnership (each a “Company Joint Venture”). Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares and such failure to have such ownership would not reasonably be expected to have a Company Material Adverse Effect. The ownership interest in each Subsidiary and interest in each Company Joint Venture is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Neither the Company nor any of its Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person, other than any such commitment, arrangement or agreement in the ordinary course of business consistent with past practice, with respect to wholly owned Subsidiaries of the Company or pursuant to a Contract binding on the Company or any of its Subsidiaries made available to Parent or Merger Sub. For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock, other than director qualifying shares, are owned by the Company (or one or more wholly owned Subsidiaries of the Company).
          (iii) Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable. Except for the Convertible Senior Notes, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.
          (iv) There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any equity securities of the Company or any of its Subsidiaries.
     (c) Corporate Authority; Approval and Fairness.
          (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval of this Agreement by the holders of two-thirds of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
          (ii) The board of directors of the Company at a meeting duly called and held, and following the unanimous recommendation of the Transactions Committee, has (A) unanimously (by all directors voting) determined that it is in the best interests of the Company’s shareholders to enter into this Agreement, approved and adopted this Agreement and adopted a resolution recommending that this Agreement be approved by the shareholders of the Company (the “Company Recommendation”), (B) unanimously (by all directors voting) directed that this Agreement be submitted to the shareholders of the Company for their approval at a shareholders’ meeting duly called and held for such purpose and (C) received the opinions of each of its financial advisors, Credit Suisse Securities (USA) LLC and Lazard Frères & Co. LLC, to the effect that, as of the date of such opinions, the Per Share Merger Consideration to be received by the holders of the Shares in the Merger is fair from a financial point of view to such holders. It is agreed and understood that such opinions may not be relied on by Parent or Merger Sub. The board of directors of the Company has taken all action so that Parent will not be an “affiliated shareholder” (as such term is defined in Section 21.602 of the TBOC) or prohibited from entering into or consummating a “business combination” (as such term is defined in Section 21.604 of the TBOC) with the Company as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.
     (d) Governmental Filings; No Violations; Certain Contracts.
          (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) required as a result of facts and circumstances solely attributable to Parent or Merger Sub, (C) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or earlier termination of applicable waiting periods thereunder, (D) under the Exchange Act, (E) under rules promulgated by the NYSE and the Chicago Stock Exchange, (F) with the Federal Energy Regulatory Commission (“FERC”) pursuant to Section 203 of the Federal Power Act and the approval of FERC thereunder (the “FERC Approval”), (G) with the Federal Communications Commission (the “FCC”) for the transfer of radio licenses and point-to-point private microwave licenses held indirectly by the Company and the approval of the FCC for such transfer (the “FCC Approval”) and (H) with the Nuclear Regulatory Commission (the “NRC”) for approval of any indirect license transfer deemed to be created by the Merger and the approval of the NRC for such transfer (the “NRC Approval” and, together with the other approvals referred to in Subsections (C) through (G) of this Section 5.1(d)(i), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, arbitrator, court, regional transmission organization, ERCOT, or any other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.
          (ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, or otherwise contravene or conflict with, the certificate of formation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation (or right of termination or amendment) or a default under, the creation or acceleration of any obligations under the requirement of any consent under, the requirement of any loss of any benefit under, or the creation of a Lien on any of the assets of the Company or any of its Significant Subsidiaries pursuant to, any material agreement, lease, license, contract, note, mortgage, indenture, credit agreement, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or any license from a Governmental Entity to which the Company or any of its Significant Subsidiaries is subject or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above and, in the case of clause (A) above, with respect to Subsidiaries other than Significant Subsidiaries, for any such breach, violation, termination, cancellation, default, creation, acceleration, consent, loss or change that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.
     (e) Company Reports; Financial Statements.
          (i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and other documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended (the “Securities Act”) since December 31, 2003 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, including any financial statements or schedules included therein, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the requirements of the Securities Act and the Exchange Act applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC staff with respect to the Company Reports.
          (ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the Chicago Stock Exchange.
          (iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports as amended prior to the date hereof (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of its date and each of the statements of consolidated income, comprehensive income, cash flows and shareholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules), as finally amended prior to the date hereof, fairly presents in all material respects, or in the case of Company Reports filed after the date hereof, will fairly present in all material respects the financial position, results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end adjustments), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”), except as may be noted therein.

          (iv) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents (including the Company’s chief executive officer and chief financial officer) and (B) the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the board of directors of the Company (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
          (v) Section 5.1(e)(v) of the Company Disclosure Letter sets forth a list of the Contracts and other arrangements containing the material commitments and obligations of the Company as of the date of this Agreement in respect of the development, engineering, construction and operation of new power generation facilities that is accurate in all material respects.
     (f) Absence of Certain Changes
          (i) Since September 30, 2006 there has not been any change in the financial condition, business, assets, or results of operations of the Company and its Subsidiaries that, individually or in the aggregate, has had or would be reasonably expected to have, a Company Material Adverse Effect.
          (ii) Since September 30, 2006 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to the ordinary and usual course of such businesses and without limiting the foregoing, there has not been:
          (A) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect;
          (B) other than regular quarterly dividends on Shares and on the shares of preferred stock of TXU US Holdings Company, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company); or

          (C) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, other than as required by GAAP.
     (g) Litigation and Liabilities
          (i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, inquiries, audits or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and, to the Knowledge of the Company, as of the date hereof, no such proceedings are pending or threatened against any of the Company Joint Ventures, in each case that individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay or impair the consummation of the transaction contemplated by this Agreement. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, as of the date hereof, any of the Company Joint Ventures is a party to or subject to the provisions of any judgment, settlement, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company, any of its Subsidiaries or any of the Company Joint Ventures or any of their respective businesses, assets or properties which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay or impair the consummation of the transaction contemplated by this Agreement.
          (ii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth in the Company’s consolidated balance sheet as of December 31, 2006, including the notes thereto, included in the draft Annual Report on Form 10-K for the year ended December 31, 2006 attached to Section 5.1(g)(ii) of the Company Disclosure Letter, (B) incurred in the ordinary course of business since December 31, 2006, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, (D) of a nature not required to be shown on a balance sheet prepared in accordance with GAAP, pursuant to any Contract or other similar arrangement binding upon the Company or any of its Subsidiaries, (E) that are expressly within the scope of any other representation or warranty in this Section 5.1 or are expressly excluded from such representation and warranty as a result of the scope of any materiality qualification applicable to such representation or warranty (provided that any matter arising after the date hereof shall not be deemed to be within the scope of or excluded from any representation or warranty given at or as of the date hereof or any date prior to the date hereof), or (F) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(g) of the Company Disclosure Letter.

     (h) Employee Benefits
          (i) (A) All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees and officers of the Company and its Subsidiaries (the “Employees”) and/or current or former directors of the Company and its Subsidiaries under which the Company or its Subsidiaries are subject to continuing financial obligations, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, employment, change in control, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, agreements, programs, policies or arrangements sponsored, contributed to, or entered into by the Company or its Subsidiaries or for which the Company or its Subsidiaries could be reasonably expected to have any present or future liability (the “Benefit Plans”) are listed on Section 5.1(h)(i)(A) of the Company Disclosure Letter, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office has been separately identified.
          (B) True and complete copies of all Benefit Plans listed on Section 5.1(h)(i)(A) of the Company Disclosure Letter have been made available to Parent and to the extent applicable, the following have also been made available to Parent: (1) any related trust agreement or other funding instrument now in effect or required in the future as a result of the transaction contemplated in this Agreement or otherwise; (2) the most recent determination letter; (3) any summary plan description and (4) for the most recent year (x) the Form 5500 and attached schedules, (y) audited financial statements and (z) actuarial valuation reports related to an Employee Benefit Plan.
          (ii) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and, to the Knowledge of the Company, all Multiemployer Plans are in substantial compliance with their respective terms and ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable Laws. Each Benefit Plan (other than any Multiemployer Plan) which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) or has applied to the IRS for such favorable determination letter under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such ERISA Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.
          (iii) Neither the Company nor any of its Subsidiaries has or is reasonably expected to incur any material liability under Subtitle C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). No Benefit Plan is a Multiemployer Plan and the Company and its Subsidiaries have not incurred and do not expect to incur any material withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).
          (iv) As of the date hereof, there is no material pending or, to the Knowledge of the Company, threatened litigation relating to the Benefit Plans, other than routine claims for benefits. Other than pursuant to a CBA, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan.
          (v) Neither the execution of this Agreement, the approval of the Merger by the shareholders of the Company nor the consummation of the transactions contemplated hereby will (A) entitle any Designated Officer to severance pay or any material increase in severance pay upon any termination of employment after the date hereof, or (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, or (C) result or could result in payment under any Benefit Plans that would not be deductible under Section 280G of the Code.
     The term “Designated Officer” when used in this Agreement shall mean, except as otherwise set forth in Section 5.1(h) of the Company Disclosure Letter, an “officer” of the Company for purposes of Rule 16a-1(f) under the Exchange Act. Section 5.1(h) of the Company Disclosure Letter contains a correct and complete list of the Designated Officers as of the date of this Agreement.
     (i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries and, to the Knowledge of the Company as of the date hereof, the businesses, as of the date hereof, of each of the Company Joint Ventures have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except with respect to regulatory matters that are the subject of Section 6.5 hereof, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews, the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, such Licenses are in full force and effect, and no suspension or cancellation of such Licenses is pending or, to the Knowledge of the Company, threatened, except where such failure to be in full force and effect, suspension or cancellation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     (j) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of formation or bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.
     (k) Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:
     (i) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws, and none of them has received any written communication since February 1, 2002 from any Governmental Entity that alleges that any of them is not in material compliance with Environmental Laws.
     (ii) Each of the Company and its Subsidiaries has obtained and possesses all environmental Licenses, including all required air emissions allowances, and all water rights (collectively, the “Environmental Permits”), necessary for the operation of its facilities in existence as of the date hereof and the conduct of its business as conducted as of the date hereof, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed for review by the relevant Governmental Entity, and each of the Company and its Subsidiaries is in compliance with all terms and conditions of the Environmental Permits granted to it.
     (iii) There is no Environmental Claim (A) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or (B) to the Knowledge of the Company, pending or threatened against any real or personal property that the Company or any of its Subsidiaries owns, leases or uses.
     (iv) To the Knowledge of the Company, there has been no Release of any Hazardous Substance that has or would reasonably be expected to result in (A) any Environmental Claim against the Company or any of its Subsidiaries or against any Person (including any predecessor of the Company or any of its Subsidiaries) whose liability for such claim the Company or any of its Subsidiaries has or allegedly has retained or assumed either by operation of Law or by Contract, or (B) any requirement on the part of the Company or any of its Subsidiaries to undertake Remedial Action.
     (v) To the Knowledge of the Company, the Company and its Subsidiaries have disclosed to Parent all circumstances or conditions which, as of the date hereof, are reasonably expected to result in (A) any Environmental Claim against any of them or (B) any obligation of any of them in excess of $5,000,000 currently required, or known to be required in the future, to incur costs for installing pollution control equipment or conducting environmental remediation under or to comply with applicable Environmental Laws.
     As used herein, the term “Environmental Claim” means any and all actions, suits, claims, demands, demand letters, directives, written notices of noncompliance or violation by any Person, hearings, arbitrations, investigations or other proceedings alleging potential liability (including potential responsibility for or liability for enforcement costs, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resource damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, or alleged presence, Release or threatened Release into the environment, of any Hazardous Substance at any location, whether or not owned, operated, leased or managed by the Company or any of its Subsidiaries; or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
     As used herein, the term “Environmental Law” means any and all Laws relating to (A) pollution, the protection of the environment (including air, surface water, groundwater, soil, land surface or subsurface strata, and natural resources) or protection of human health and safety as it relates to the environment, or (B) the use, treatment, storage, transport, handling, release or disposal of any harmful or deleterious substances.
     As used herein, the term “Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law including petroleum and any derivative or by-products thereof, and any other substance regulated pursuant to, or the presence or exposure to which would reasonably be expected to form the basis for liability under, any applicable Environmental Law.
     As used herein, the term “Release” means any spilling, emitting, leaking, pumping, pouring, emptying, injecting, escaping, dumping, disposing, discharging, or leaching into the environment, or into or out of any property owned, operated or leased by the applicable party.
     As used herein, the term “Remedial Action” means all actions, including any capital expenditures required by a Governmental Entity or required under any Environmental Law, to (A) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Substance in the environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Substance so it does not endanger or threaten to endanger the public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (D) bring the applicable party into compliance with any Environmental Law.
     (l) Taxes.
     (i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are complete and accurate, except in each case where such failures to so prepare or file Tax Returns, or the failure of such filed Tax Returns to be complete and accurate, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (B) have paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP and except where such failure to so pay or remit, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (C) have made adequate provision in the applicable financial statements in accordance with GAAP for any material Tax that is not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement; and (D) have not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency.
     (ii) As of the date hereof, there are not pending or threatened in writing, any audits (or other similar proceedings initiated by a Governmental Entity) in respect of Taxes due from or with respect to the Company or any of its Subsidiaries or Tax matters to which the Company or any Subsidiary is a party, which (if determined adversely to the Company) could reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2005, 2004, and 2003.
     (iii) There are no Tax sharing agreements (or similar agreements) to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries is bound (other than agreements exclusively between or among the Company and its Subsidiaries).
     (iv) None of the Company or any of its Subsidiaries has engaged in any reportable transaction under Section 6011 of the Code and the Treasury Regulations promulgated thereunder.
     (v) No actions have been taken by the Company or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have jeopardized the qualification of the interest as tax-exempt on any tax-exempt bonds that relate to any assets of the Company or any of its Subsidiaries.
     (vi) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Company or any of its Subsidiaries with respect to any material Tax and neither the Company nor any of its Subsidiaries has requested or received a private letter ruling from the IRS or comparable rulings from other taxing authorities.
     For purposes of this Section 5.1(l), the term “Subsidiary” shall include TXU Europe Limited and any entity directly or indirectly owned by TXU Europe Limited. As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”)

includes (1) all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, margin, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (2) any liability for payment of amounts described in clause (1), whether as a result of transferee liability or joint and several liability for being a member of an affiliated, consolidated, combined or unitary group for any period, and (3) any liability for the payment of amounts described in clause (1) or (2) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.
     (m) Labor Matters. Neither the Company nor any of its Subsidiaries (i) has agreed to recognize any labor union or labor organization, nor has any labor union or labor organization been certified as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries; (ii) is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement or other Contract with a labor union or labor organization (a “CBA”); or (iii) is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company as of the date hereof, is any such proceeding threatened. There is not now, nor has there been since the Applicable Date any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries nor, to the Knowledge of the Company, is any such controversy threatened in writing as of the date hereof. To the Knowledge of the Company, as of the date hereof, there is no campaign being conducted to solicit cards from employees of the Company or any of its Subsidiaries to authorize representation by a labor organization. As of the date hereof, neither the Company nor any of its Subsidiaries have closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program since the Applicable Date, nor has any such action or program been announced for the future in any case that would reasonably be expected to give rise to any material liability under the United States Worker Adjustment and Retraining Notification Act or the rules and regulations thereunder, except for any liabilities that were satisfied on or prior to September 30, 2006.
     (n) Intellectual Property. (i) To the Knowledge of the Company, (A) the Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in its business as presently conducted, and (B) no person is violating any material Intellectual Property owned by the Company except as would not reasonably be expected to result in a Company Material Adverse Effect.
     (ii) For purposes of this Agreement, the following term has the following meaning:
     “Intellectual Property” means any intellectual property, including trademarks, service marks Internet domain names, logos, trade dress, trade names, and all goodwill associated therewith and symbolized thereby, inventions, discoveries, patents, processes, technologies, confidential information, trade secrets, know-how, copyrights and copyrightable works, software, databases and related items.
     (o) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies or other material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
     (p) Regulatory Matters. (i) General. As of the date of this Agreement, the Company is an exempt holding company under the Public Utility Holding Company Act of 2005. As of the date of this Agreement, TXU Energy Holdings is subject to regulation under the Atomic Energy Act of 1954, as amended, as a licensee or the owner of a licensee, under Texas utility Law as a “power generation company,” a “retail electric provider” and a “power marketer” (as such terms are defined under PURA) and under the ERCOT Protocols as a “resource entity,” a “load serving entity” and a “qualified scheduling entity” (as such terms are defined in the ERCOT Protocols), and holds a tariff for sales of power at wholesale at market-based rates from FERC and has associated contracts as identified in Schedule 5.1(p). As of the date of this Agreement, TXU Electric Delivery is subject to regulation under Texas utility Law as a “public utility,” an “electric utility” and a “transmission and distribution utility” (as such terms are defined under PURA) and under the ERCOT Protocols as a “transmission and/or distribution service provider” (as such term is defined in the ERCOT Protocols), and its associated contracts tariffs and other facilities listed in Schedule 5.1(p) are subject to FERC jurisdiction under FERC orders. TXU Electric Delivery also holds franchises granted by municipalities and other Governmental Entities for the placement of utility facilities in or along public rights of way. As of the date of this Agreement, except as set forth in the immediately preceding sentences, the Company and its Subsidiaries are not subject to regulation as a public utility, public utility holding company or public service company (or similar designation) by any Governmental Entity.
     As used in this Agreement, the term (A) “TXU Energy Holdings” means TXU Energy Company LLC, a Subsidiary of the Company, and/or its consolidated Subsidiaries, (B) “TXU Electric Delivery” means TXU Electric Delivery Company, a Subsidiary of the Company, and/or its consolidated Subsidiary, TXU Electric Delivery Transition Bond Company LLC, (C) “PURA” means the Texas Public Utility Regulatory Act, as amended, (D) “ERCOT Protocols” means the documents adopted by the Electric Reliability Council of Texas, Inc. (“ERCOT”), including any attachments or exhibits referenced therein, as amended from time to time that contain the scheduling, operating, planning, reliability, and settlement (including Customer registration) policies, rules, guidelines, procedures, standards, and criteria of ERCOT, and (E) “ERCOT Region” means the geographic area under the jurisdiction of the PUCT that is served by transmission and/or distribution providers that are not synchronously interconnected with electric utilities outside of the State of Texas.
     (i) Comanche Peak Compliance. The operation of Comanche Peak nuclear-powered generation Unit 1 and Unit 2 (together, “Comanche Peak”) is and has since January 1, 2002 been conducted in compliance in all material respects with applicable health, safety, regulatory and other legal requirements. Such legal requirements include, but are not limited to, the NRC Facility Operating Licenses for Comanche Peak issued pursuant to 10 C.F.R. Chapter I, and all regulations, requirements and orders related in any way thereto; and all obligations of the Company, as the owner of Comanche Peak, pursuant to contracts with the United States Department of Energy for the disposal of spent nuclear fuel and high-level radioactive waste, and any Laws of the State of Texas or any agency thereof. As of the date hereof, to the Knowledge of the Company, the operations of Comanche Peak are not the subject of any outstanding notice of violation or material request for information from the NRC or any other agency with jurisdiction over such facility. Comanche Peak maintains, and is in compliance in all material respects with, emergency plans designed to protect the health and safety of the public in the event of an unplanned release of radioactive materials and such plans are in compliance in all material respects with the NRC’s rules and regulations.
     (ii) Exempt Wholesale Generator Status. TXU Energy Holdings is, and has been determined by order of FERC to be, an Exempt Wholesale Generator (“EWG”) under the Energy Policy Act of 2005 (the “EPAct 2005”), and neither such order nor TXU Energy Holdings’ status as an EWG under the EPAct 2005 is the subject of any pending or, to the Knowledge of the Company, threatened judicial or administrative proceeding to revoke or modify such status. To the Knowledge of the Company, there are no facts that are reasonably likely to cause TXU Energy Holdings to lose its status as an EWG under the EPAct 2005.
     (iii) Qualified Decommissioning Fund.
     (A) With respect to all periods commencing on or after January 1, 1997 and ending on or prior to the Closing Date: (1) the Company’s Qualified Decommissioning Fund consists of one or more trusts that are validly existing and in good standing under the laws of their respective jurisdictions of formation with all requisite authority to conduct their affairs as they now do; (2) the Company’s Qualified Decommissioning Fund satisfies the requirements necessary for such fund to be treated as a “Nuclear Decommissioning Reserve Fund” within the meaning of Code Section 468A(a) and as a “Nuclear Decommissioning Fund” and a “Qualified Nuclear Decommissioning Fund” within the meaning of Treas. Reg. Section l.468A-l(b)(3); (3) the Company’s Qualified Decommissioning Fund is in compliance in all material respects with all applicable rules and regulations of any Governmental Entity having jurisdiction, including the NRC, the PUCT and the IRS, (4) the Company’s Qualified Decommissioning Fund has not engaged in any acts of “self-dealing” as defined in Treas. Reg. Section 1.468A-5(b)(2); (5) no “excess contribution”, as defined in Treas. Reg. Section 1.468A-5(c)(2)(ii), has been made to the Company’s Qualified Decommissioning Fund which has not been withdrawn within the period provided under Treas. Reg. Section 1.468A-5(c)(2)(i); and (6) the Company has made timely and valid elections to make annual contributions to the Company’s Qualified Decommissioning Fund since its inception and the Company has heretofore delivered copies of such elections to Parent. As used in this Agreement, the term

“Qualified Decommissioning Fund” means all amounts contributed to qualified funds for administrative costs and costs incurred in connection with the entombment, dismantlement, removal and disposal of the structures, systems and components of a unit of common facilities, including all costs incurred in connection with the preparation for decommissioning, such as engineering and other planning expenses incurred with respect to the unit of common facilities after actual decommissioning occurs, such as physical security and radiation monitoring expenses, as part of TXU Electric Delivery’s cost of service required by PURA or as approved by the PUCT.
     (B) The Company has heretofore delivered to Parent a copy of its Decommissioning Trust Agreements as in effect on the date hereof.
     (C) With respect to all periods commencing on or after January 1, 2002 and ending on or prior to the Closing Date, (1) the Company and/or Mellon Bank, N.A., the Trustee of the Company’s Qualified Decommissioning Fund (the “Trustee”) has/have filed or caused to be filed with the NRC, the IRS and any other Governmental Entity all material forms, statements, reports, documents (including all exhibits, amendments and supplements thereto) required to be filed by the Company and/or the Trustee of the Company’s Qualified Decommissioning Fund; (2) there are no interim rate orders that may be retroactively adjusted or retroactive adjustments to interim rate orders that may affect amounts that Parent may contribute to the Company’s Qualified Decommissioning Fund or may require distributions to be made from the Company’s Qualified Decommissioning Fund. The Company has delivered to Parent a copy of the schedule of ruling amounts most recently issued by the IRS for the Company’s Qualified Decommissioning Fund and a complete copy of the request that was filed with the IRS to obtain such schedule of ruling amounts and a copy of any pending request for revised ruling amounts, in each case together with all exhibits, amendments and supplements thereto.
     (D) The Company has made available to Parent a statement of assets prepared by the Trustee for the Company’s Qualified Decommissioning Fund as of December 31, 2006 and as of January 31, 2007 and will make such a statement available as of the most recently available month end preceding the Closing, and such statements fairly presented and will fairly present as of such dates the financial position of each of the Company’s Qualified Decommissioning Funds. The Company has made available to Parent information from which Parent can determine the Tax basis of all assets in the Company’s Qualified Decommissioning Fund and will make such a statement available as of the most recently available month end preceding the Closing.
     (E) The Company has made available to Parent all material contracts and agreements to which the Trustee, in its capacity as such, is a party.
     (iv) Nonqualified Decommissioning Funds. As of the date hereof, the Company does not maintain any funds in any nonqualified decommissioning trusts.

     (vi) Foreign Ownership, Control or Influence. Each officer and director of TXU Generation Company LP and any entity of which TXU Generation Company LP is a Subsidiary is a U.S. citizen.
     (q) Derivative Products. (i) (A) To the Knowledge of the Company, as of the date hereof, all Derivative Products entered into for the account of the Company or any of its Subsidiaries on or prior to the date hereof were entered into in accordance with (x) established risk parameters, limits and guidelines and in compliance with the risk management policies approved by management of the Company and in effect on the date hereof (the “TXU Trading Policies”), with exceptions having been handled in all material respects according to the Company’s risk management processes as in effect at the time at which such exceptions were handled, to limit the level of risk that the Company or any of its Subsidiaries is authorized to take, individually and in the aggregate, with respect to Derivative Products and monitor compliance with such risk parameters and (y) applicable Law and policies of any Governmental Entity.
     (B) All Derivative Products entered into after the date hereof for the account of the Company or any of its Subsidiaries will be entered into in accordance with (x) the TXU Trading Policies with exceptions being handled in all material respects according to the Company’s risk management processes as in effect at the time at which such exceptions will be handled, to limit the level of risk that the Company or any of its Subsidiaries is authorized to take, individually and in the aggregate, with respect to Derivative Products and monitor compliance with such risk parameters and (y) applicable Law and policies of any Governmental Entity.
     (i) The Company has made available to Parent a true and complete copy of the TXU Trading Policies, and the TXU Trading Policies contain a true and complete description of the practice of the Company and its Subsidiaries with respect to Derivative Products, as of the date hereof.
     (ii) (A) Section 5.1(q)(iii)(A) of the Company Disclosure Letter sets forth a summary of the Company’s natural gas and heat rate positions as of February 16, 2007. The Company has made available to Parent pricing and other supporting information relating to the positions summarized on Schedule 5.1(q)(iii)(A) of the Company Disclosure Letter.
          (B) Since February 16, 2007 and through the date of this Agreement, the Company has not entered into any Derivative Products outside of the normal course of business.
     For purposes of this Agreement, “Derivative Product” means (i) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, coal and other commodities, emissions allowances, renewable energy credits, currencies, interest rates and indices and (ii) forward contracts for delivery of electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, petcoke, lignite, coal and other commodities and emissions and renewable energy credits.
     (r) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Credit Suisse Securities (USA) LLC and Lazard Frères & Co. LLC as its financial advisors pursuant to engagement letters with the Company, copies of which have been provided to Parent prior to the date hereof or, in lieu thereof, redacted copies containing the material contents thereof including, without limitation, the provisions setting forth the fees payable thereunder and any commitments for future engagements have been provided to Parent prior to the date hereof.
     (s) Real Property. Except as would not be reasonably expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have either good title, in fee or valid leasehold, easement or other rights, to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto, necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted free and clear of any Liens, options, rights of first refusal or other similar encumbrances.
     (t) Company Material Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Contract that would be required to be filed by the Company as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC, except for any such Contract that is a Benefit Plan or would be a Benefit Plan but for the word “material” in the definition thereof) (each such Contract a “Company Material Contract”), (ii) as of the date hereof, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (iii) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, is in full force and effect unless terminated in accordance with its terms.
5.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:
     (a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly formed, validly existing and in good standing under the Laws of its respective jurisdiction of formation and has all requisite corporate, limited partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or limited partnership in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company a complete and correct copy of the certificate of formation and bylaws of Merger Sub as in effect on the date of this Agreement.
     (b) Corporate Authority. No vote of holders of limited partnership interests of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate or limited partnership power and authority and has taken all corporate or limited partnership action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption of this Agreement by Parent as the sole shareholder of Merger Sub (the “Requisite Parent Vote”), which will occur immediately following the execution of this Agreement, and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     (c) Governmental Filings; No Violations; Etc.
     (i) Other than the FERC Approval, the NRC Approval and the FCC Approval and filings in respect thereof and the filings and/or notices (A) pursuant to Section 1.3, (B) required as a result of facts or circumstances solely attributable to the Company or its Subsidiaries, a direct or indirect change of control thereof or the operation of their businesses and (C) under the HSR Act (other than those in clauses (A) and (B), all such approvals being collectively the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
     (ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or formation or certificate of limited partnership or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its

Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, (C) assuming compliance with the matters referred to in Section 5.2(c)(i), a violation of any Law to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
     (d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
     (e) Financing. Section 5.2(e)(i) of the Parent Disclosure Letter sets forth a true and complete copy of the commitment letter, dated as of the date of this Agreement, among Citigroup Global Markets Inc., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Lehman Brothers Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc. and Morgan Stanley Senior Funding, Inc. (the “Debt Financing Commitment”), pursuant to which lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”). Section 5.2(e)(ii) of the Parent Disclosure Letter sets forth true and complete copies of the equity commitment letters, dated as of the date of this Agreement, from (i) KKR 2006 Fund L.P., (ii) TPG Partners V, L.P., (iii) J.P. Morgan Ventures Corporation, (iv) Citigroup Global Markets Inc. and (v) Morgan Stanley & Co. Incorporated (collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the investor parties thereto have committed, subject to the terms and conditions set forth therein, to invest the amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). Prior to the date hereof, (i) none of the Financing Commitments has been amended or modified, (ii) no such amendment or modification is contemplated, and (iii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the execution hereof. The Financing Commitments are in full force and effect as of the date hereof and are the legal, valid and binding obligations of Merger Sub and, to the knowledge of Parent, of the other parties thereto. Notwithstanding anything in this Agreement to the contrary, one or more Debt Financing Commitment may, in accordance with the provisions of this Agreement, be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by instruments (the “New Debt Financing Commitments”) replacing existing Debt Financing Commitment, provided that the terms of the New Debt Financing Commitments shall not (a) expand upon the conditions precedent to the

Financing as set forth in the Debt Financing Commitment or (b) otherwise delay the Closing. In such event, the term “Financing Commitments” as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the New Debt Financing Commitments to the extent then in effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under any of the Financing Commitments. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Parent on the Closing Date. Assuming the Financing Commitments are funded, Parent and Merger Sub will have at and after the Closing funds sufficient to pay the aggregate Per Share Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Commitments) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and to pay all related fees and expenses.
     (f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Common Stock, no par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement, including the Financing.
     (g) Parent’s ERCOT Generation. Parent and its “affiliates” (as defined in Section 11.003(2) of the Texas Utilities Code as in effect on the date hereof) do not directly or indirectly own, control or have under construction any electric generation facilities that offer electricity for sale in the ERCOT Region or that are located in, or are capable of delivering electricity for sale to, the ERCOT Region. Neither Parent nor its “affiliates” (as defined in Section 11.003(2) of the Texas Utilities Code as in effect on the date hereof) have a present intention to acquire or construct any electric generation facilities offering, or capable of offering electricity for sale to, the ERCOT Region, except through the Company or its Subsidiaries.
     (h) Foreign Ownership, Control or Influence. Each officer and manager of the sole general partner of Parent is a U.S. citizen, and to the knowledge of Parent, none of the members owning 5% or more of the limited liability company interests in the sole general partner of Parent is, or is controlled by, a foreign Person or entity. To the knowledge of Parent after due inquiry, none of the limited partners owning singularly or collectively 10% or more of Parent’s limited partnership interests is, or is controlled by, a foreign Person or entity. As of the Closing, no foreign Person will control TXU Generation Company LP.
     (i) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing.

     (j) Solvency. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties of the Company set forth in Section 5.1 hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any “knowledge”, materiality or “Material Adverse Effect” qualification or exception) including, without limitation, the representations and warranties set forth in Section 5.1(e)(iii), and (iii) estimates, projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the Financing, and the payment of the aggregate Per Share Merger Consideration, any other repayment or refinancing of existing indebtedness contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to Parent and the Surviving Corporation, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of Parent and the Surviving Corporation will, as of such date, exceed (i) the value of all “liabilities of Parent and the Surviving Corporation, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of Parent and the Surviving Corporation on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) Parent and the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they intend to engage or propose to be engaged following the Closing Date, and (c) Parent and the Surviving Corporation will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that Parent and the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
     (k) Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantors to deliver to the Company the duly executed Guarantees.
     (l) Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any such agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) other than investment funds or other entities under common management with any of the Guarantors, any third party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Financing Commitments or as set forth in Section 5.2(l) of the Parent Disclosure Letter) to Parent or the Company to finance in whole or in part the Merger; or (iii) any current employee of the Company has agreed to remain as an employee of the Company or any of its Subsidiaries following the Effective Time.
ARTICLE VI
Covenants
     6.1 Interim Operations.
     (a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned)), and except as otherwise expressly contemplated by this Agreement or required by applicable Laws, the business of it and its Subsidiaries shall be conducted, to the extent contemplated thereby, in a manner consistent with the business plan set forth in Part I to Section 6.1(a) of the Company Disclosure Letter (the “Business Plan”) and, otherwise in the ordinary course of business (taking into account the effects of the Business Plan). To the extent consistent with the foregoing, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the preceding provisions of this Section 6.1(a), and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise specifically contemplated or specifically permitted by provisions of this Agreement other than this Section 6.1(a), (B) as Parent may approve in writing (such approval, not to be unreasonably withheld, delayed or conditioned), (C) as is required by applicable Law or (D) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:
     (i) adopt any change in its certificate of formation or bylaws or other applicable governing instruments;
     (ii) merge or consolidate the Company or any of its Subsidiaries with any other Person;
     (iii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
     (iv) make any acquisition of any assets or Person for a purchase price in excess of $10 million unless such acquisition would be permissible under clause (xi) below;
     (v) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the settlement of performance units, restricted stock awards and other awards under the Stock Plans (and dividend equivalents thereon, if applicable), (B) the issuance of Shares upon conversion of Convertible Senior Notes, or (C) the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
     (vi) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $20 million in the aggregate;
     (vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) regular quarterly dividends paid to holders of Shares in an amount not to exceed $0.4325 per Share per quarter, with record dates of or no earlier than, March 2, 2007; June 1, 2007; September 1, 2007; December 1, 2007; March 1, 2008 and June 1, 2008, respectively, and provided that no quarterly dividend will be declared with respect to the quarter in which the Effective Time occurs unless the Effective Time is after the record date for such quarter, (B) dividends paid in the ordinary course of business consistent with past practice by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary and (C) dividends to holders of shares of preferred stock of TXU US Holdings Company in accordance with the terms of such preferred stock) or enter into any agreement with respect to the voting of its capital stock;
     (viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acceptance of Convertible Senior Notes surrendered by their holders for conversion and the acquisition of any Shares tendered by current or former employees or directors in order to pay Taxes in connection with the settlement of performance units, restricted stock awards and other awards under the Stock Plans);
     (ix) repurchase, redeem, defease, cancel, prepay, forgive, issue, sell, incur or otherwise acquire any indebtedness for borrowed money or any debt securities or rights to acquire debt securities of the Company or any of its Subsidiaries, or assume, guarantee or otherwise become responsible for such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), except for indebtedness for borrowed money incurred or repaid in the ordinary course of business consistent with past practice (A) under the Company’s existing revolving credit facilities or the extension or refinancing thereof, (B) under commercial paper borrowings, (C) to refinance indebtedness for borrowed money as such indebtedness matures and using commercially reasonable efforts to obtain comparable terms and conditions, (D) by drawing under outstanding letters of credit or (E) in connection with the remarketing of outstanding Pollution Control Revenue Bonds in each case of any excepted issuance, refinancing or incurrence of indebtedness, which does not include any prepayment penalties, makewhole or similar terms and which does not interfere with, compete with or impede in any material respect the Debt Financing;
     (x) amend or modify in any material respect the terms of, or refinance, any indebtedness for borrowed money, guarantee of indebtedness for borrowed money or debt securities of the Company or any of its Subsidiaries, except in connection with any refinancing of such indebtedness as it matures that does not include any new prepayment penalties, make-whole or similar term and does not unreasonably interfere with, compete with or impede in any material respect the Debt Financing;
     (xi) except as set forth in the capital expenditures contained in the Business Plan and for expenditures related to operational emergencies, equipment failures or outages, make or authorize any capital expenditure in excess of $50 million in the aggregate during any 12 month period;
     (xii) except as required by applicable Law, reactivate or enter into any “reliability must run” Contract with respect to any generating plant that, as of the date of this Agreement, is shutdown or “mothballed;”
     (xiii) make any material changes with respect to accounting policies or procedures, except as required by Law or by changes in GAAP;
     (xiv) waive, release or settle any pending or threatened litigation or other proceedings before a Governmental Entity (A) for an amount in excess of $10 million or (B) entailing the incurrence of (1) any obligation or liability of the Company in excess of such amount, including costs or revenue reductions, (2) obligations that would impose any material restrictions on the business or operations of the Company or its Subsidiaries, or (C) that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any Subsidiary relating to the transactions contemplated by this Agreement;
     (xv) other than in the ordinary course of business consistent with past practice or except to the extent required by Law, make or change any material Tax election, settle or compromise any Tax liability of the Company or any of its Subsidiaries in excess of $10 million, change any method of Tax accounting, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;
     (xvi) take any action outside the ordinary course of business that could result in the inclusion in taxable income of any intercompany gain of the Company or any of its Subsidiaries;
     (xvii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries (including capital stock of any of its Subsidiaries) with a fair market value in excess of $400 million in the aggregate, other than sales of inventory, electricity or other commodities, Derivative Products, real property or obsolete goods or equipment or cancellation of, abandonment of, or allowing to lapse or expire, Intellectual Property in the ordinary course of business consistent with past practice or pursuant to Contracts in effect prior to the date hereof that have been made available to Parent or Merger Sub;
     (xviii) except as required pursuant to Contracts or Benefit Plans in effect prior to the date of this Agreement, or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director or employee of the Company or any of its Subsidiaries or to any Designated Officer, except, in the case of employees who are not Designated Officers, in the ordinary course of business and consistent with past practice, (B) increase the compensation or make any new equity awards to any director or employee of the Company or any of its Subsidiaries or to any Designated Officer, except, in the case of employees who are not Designated Officers of the Company, in the ordinary course of business and consistent with past practice or (C) establish, adopt, terminate or materially amend any Benefit Plan (other than routine changes to welfare plans);
     (xix) (A) modify in any material respect the TXU Trading Policies or any similar policy, other than modifications that are more restrictive to the Company and its Subsidiaries or (B) enter into any Derivative Product or any similar transaction, other than as permitted by Section 6.1(a)(xix) of the Company Disclosure Letter;
     (xx) enter into, terminate (other than at the end of a term), renew or materially extend or amend any Company Material Contract or Contract that, if in effect on the date hereof, would be a Company Material Contract; or waive any material default under, or release, settle or compromise any material claim against the Company or liability or obligation owing to the Company under any Company Material Contract;
     (xxi) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice unless the Company determines in its reasonable commercial judgment that the form or amount of such insurance should be modified;
     (xxii) (A) except for any filings or proceedings related to automatic transmission capital trackers or automated meter reading investments, voluntarily file or initiate any proceeding before any Governmental Entity regarding rates charged by any Subsidiary of the Company, (B) enter into any settlement or make any commitment or concession with any Person (including any Governmental Entity) regarding the regulated rates, regulated rate base or return on equity of any Subsidiary of the Company or (C) take those actions referenced on Section 6.1(a)(xxii) of the Company Disclosure Letter;
     (xxiii) sell, transfer, swap, encumber or otherwise make unavailable to the Company and its Subsidiaries any air emissions allowances, credits or offsets presently available to, possessed or controlled by the Company or its Subsidiaries, or purchase any air emissions allowances, credits or offsets, provided that the foregoing shall not restrict the Company or any of its Subsidiaries from using any such allowances, credits or offsets consistent with past practice, to offset emissions at any of their facilities;

     (xxiv) enter into any new commodity transactions which are referred to as Category I transactions in (xix) of Section 6.1(a) of the Company Disclosure Letter (“Category I Transactions”), that require the initial or ongoing posting of letters of credit and/or cash as collateral support, except for any of such Category I Transactions referred to in paragraph 2 of the description thereof that will have a scheduled duration of 36 months or less (“Exempt Category I Transactions”);
     (xxv) revoke, withdraw, terminate or abandon any currently outstanding or pending Environmental Permits or applications therefor relating to (A) the construction of generation facilities; or (B) the operation of the business of the Company or its Subsidiaries, except such actions that are taken in the ordinary course of business; or
     (xxvi) agree, authorize or commit to do any of the foregoing.
     (b) After the date hereof and on or prior to the Closing Date, to the extent that the Company or any of its Subsidiaries enters into any transactions defined as Category I Transactions (other than Exempt Category I Transactions, such non-exempt transactions being referred to as, “Post-Signing Commodity Hedging Arrangements”) and is required to provide Liens, security interests or other collateral to support their respective obligations under such Post-Signing Commodity Hedging Arrangements, the Company shall cause the documentation relating to such Post-Signing Commodity Hedging Arrangements to provide for, on the Closing Date, automatic termination, amendment and/or other release of such Liens, security interests and other collateral and the replacement of such collateral support obligations with Liens on the Collateral (as defined in Exhibit B to the Debt Financing Commitment) that would be pari passu with the Liens granted to secure the Borrower Obligations, the Guarantees and other Hedging Arrangements (each as described and as defined in Exhibit B to the Debt Financing Commitment). In addition, the Company shall cause the Post-Signing Commodity Hedging Arrangements not to include any limitations on the Company or its Subsidiaries to incur indebtedness or grant Liens on its assets.
     (c) Except for actions required under the terms of this Agreement, neither party hereto shall intentionally take or permit any of its Affiliates to take any action that is reasonably likely to prevent or delay in any material respect the consummation of the Merger.
     (d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
     (e) The Company covenants and agrees that it will use its reasonable best efforts to enter into the commercial transactions referenced in Section 6.1(e) of the Company Disclosure Letter on the terms and conditions described therein.

     6.2 Acquisition Proposals.
     (a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (EST) on April 16, 2007 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”), shall have the right to: (i) initiate, solicit and encourage Acquisition Proposals, including by way of providing access to non-public information to any Person pursuant to an Acceptable Confidentiality Agreement, provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub; and (ii) enter into and maintain or continue discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.
     (b) Except as expressly permitted by this Section 6.2 and except as may relate to any Person, group of related Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) or group of related Persons from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, a written Acquisition Proposal that the board of directors of the Company or any committee thereof determines in good faith is bona fide and could reasonably be expected to result in a Superior Proposal (any such Person or group of related Persons, an “Excluded Party”, provided that any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Acquisition Proposal (as such Acquisition Proposal may be revised during the course of ongoing negotiations, in which event it may temporarily cease to be a Superior Proposal or an Acquisition Proposal that could reasonably be expected to result in a Superior Proposal, so long as such negotiations are ongoing and it subsequently constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal) made by such Person fails to constitute either a Superior Proposal or an Acquisition Proposal that could reasonably be expected to result in a Superior Proposal), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ other Representatives to, (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; and (ii) from the No-Shop Period Start Date until the Effective Time or if earlier, the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal, or (C) otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal. No later than the first business day following the No-Shop Period Start Date, the Company shall notify Parent in writing of the number of Excluded Parties, and promptly following the No-Shop Period Start Date shall identify in writing to Parent any Excluded Parties who are reasonably expected to make an Acquisition Proposal after the No-Shop Period Start Date.

     (c) Notwithstanding anything to the contrary contained in Section 6.2(b) but subject to the last sentence of this paragraph, at any time following the No-Shop Period Start Date and prior to the time, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal after the date of this Agreement if the Company receives from the Person so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent, Merger Sub or their Representatives; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(e), adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal. Notwithstanding the foregoing, the parties agree that, notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 6.2(a) with respect to any Excluded Parties, including with respect to any amended proposal submitted by such Excluded Parties following the No-Shop Period Start Date, and the restrictions in this Section 6.2(c) shall not apply with respect thereto, provided that to the extent applicable to an Excluded Party, the provisions of Section 6.2(e) shall apply.
     (d) For purposes of this Agreement:
     “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal or the disclosure of such Acquisition Proposal, provided that such confidentiality agreement shall not prohibit compliance with the last two sentences of Section 6.2(e).
     “Acquisition Proposal” means any inquiry, proposal or offer with respect to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or (ii) any other direct or indirect acquisition, in each case, under clauses (i) and (ii), involving 15% or more of the total voting power of any class of equity securities of the Company, or 15% or more of the consolidated total revenues or consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this

Agreement, provided that an “Acquisition Proposal” shall not include a recapitalization of the Company or its Subsidiaries or a split-off or spin-off of one or more of the business units or Subsidiaries of the Company that is not a component of and a material condition to a third party Acquisition Proposal in which the consideration to holders of equity securities of the Company that is not funded by borrowings of the Company or its Subsidiaries is predominantly funded from such third party.
     “Superior Proposal” means a bona fide Acquisition Proposal involving (A) assets that generate more than 50% of the consolidated total revenues, or (B) assets that constitute more than 50% of the consolidated total assets of the Company and its Subsidiaries or (C) more than 50% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in its good faith judgment, would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (x) after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and (y) after taking into account all material legal, financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal.
     “Excluded Party Superior Proposal” means any Superior Proposal made by any Excluded Party on or prior to the No-Shop Period Start Date and any subsequent Superior Proposal made prior to the tenth business day following the No-Shop Period Start Date by such Excluded Party.
     (e) Except as set forth in Section 6.2(e) or Section 6.2(f), the board of directors of the Company shall not:
     (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify (except, in each case, in connection with taking any actions required by clauses (A) and (B) of this Section 6.2(e) or the proviso set forth in Section 8.3(a)), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal (except, in the case only of any proposal to do so, in connection with taking any actions required by clauses (A) and (B) of this Section 6.2(e) or the proviso in Section 8.3(a)); or
     (ii) except as expressly permitted by Section 8.3(a), cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in Section 6.2(a) or Section 6.2(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.
     Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation in response to a material change in circumstances or approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof, if the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law (any of the foregoing, a “Change of Recommendation”), provided that in the case of any Change in Recommendation that is not the result of an Excluded Party Superior Proposal:
     (A) the Company shall have provided prior written notice to Parent and Merger Sub, at least five calendar days in advance (the “Notice Period”), of its intention to effect a Change of Recommendation which notice shall specify the basis for such Change of Recommendation including, if in connection with a Superior Proposal, the identity of the party making the Superior Proposal and the material terms thereof; and
     (B) prior to effecting such Change of Recommendation, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation.
In the event of any material revisions to the Superior Proposal that is not an Excluded Party Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 6.2(e) with respect to such new written notice, except that the Notice Period shall be reduced to three calendar days. None of the board of directors of the Company, any committee thereof or the Company itself, shall enter into any binding agreement with any Person to limit or not to give prior notice to Parent and Merger Sub of its intention to effect a Change of Recommendation or to terminate this Agreement in light of a Superior Proposal, other than contemporaneously with the entering into of any Alternative Acquisition Agreement or the termination of this Agreement, in each case in compliance with Section 8.3(a).
     (f) Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the board of directors of the Company from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Recommendation unless the board of directors of the Company expressly publicly reaffirms at least two business days prior to the Shareholders Meeting its recommendation in favor of the approval of this Agreement, or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.
     (g) From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.
     6.3 Proxy Statement.
     (a) The Company shall prepare promptly following the date hereof and file with the SEC as promptly as practicable (and in any event use reasonable best efforts to file within 20 business days after the date of this Agreement), a proxy statement in preliminary form relating to the Shareholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees, as to itself and its Subsidiaries, that, at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (b) The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement, provided that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date. To the extent required by applicable Laws, the Company shall, as promptly as reasonably practicable prepare, file and distribute to the shareholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting.
     6.4 Shareholders Meeting. The Company shall, in accordance with applicable Law and its certificate of formation and bylaws, call, give notice of and convene a meeting of holders of Shares (the “Shareholders Meeting”) and take all other reasonable action necessary to convene the Shareholder Meeting as promptly as practicable after the date of mailing of the Proxy Statement to consider and vote upon the approval of this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to hold the Shareholders Meeting at any time at which the Company reasonably believes holding the Shareholders Meeting could result in a violation of applicable Law. Subject to Section 6.2, the board of directors of the Company shall recommend such approval (and shall include such recommendation in the Proxy Statement) and, unless there has been a Change of Recommendation, the Company shall take all reasonable lawful action to solicit such approval of this Agreement, provided that the foregoing shall not limit the Company’s obligations set forth in Section 6.3 of this Agreement. Subject to the second sentence of Section 6.4, notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Shareholders Meeting shall not be limited or otherwise affected by a Change of Recommendation unless this Agreement is terminated pursuant to Section 8.3(a).
     6.5 Filings; Other Actions; Notification.
     (a) Cooperation. (i) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger or any of the other transactions contemplated by this Agreement. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. The Company and Parent shall use their respective commercially reasonable efforts to file with the FERC an application for the FERC Approval within 20 business days after the date hereof.
     (ii) The Company and Parent have cooperated in formulating the strategy and business plan set forth in Section 6.5 of the Company Disclosure Letter, which is consistent with Parent’s business plans. The Company shall cooperate with Parent in communicating such strategy and business plan to, and pursuing such strategy and business plan with, the appropriate Governmental Entities. Subject to the terms and conditions of this Agreement, Parent shall be free to give notices to, make filings with, seek consents, waiver or approvals from or otherwise appear formally or informally before such Governmental Entities in support of the matters contemplated by the strategy and business plan, and, subject to the terms and conditions of this Agreement, the Company shall provide support in connection therewith, including, to the extent requested by Parent, by making such filings, seeking such consents, waivers or approvals or otherwise appearing formally (including by providing testimony) or informally before such Governmental Entities in support of the agreed strategy and business plan. Parent agrees that it will consult with and consider in good faith the views of the Company with regard to any proposed modifications to the agreed strategy and business plan. Parent shall be free to modify the agreed strategy and business plan, but except as otherwise expressly set forth in the Business Plan or for modifications agreed by the Company, in connection therewith, the Company and its Subsidiaries shall not be required to take or agree to take any action with respect to their respective businesses or operations unless the effectiveness of such agreement or action is conditioned upon Closing. Whether or not the Company agrees with any modified strategy of Parent, the Company shall take no action or make any statement intended or reasonably expected to frustrate, interfere with or delay any modification of the strategy and business plan the effectiveness of which is conditioned on the Closing, provided that nothing herein shall limit the ability of the Company or any of its representatives to respond truthfully to inquiries from any Governmental Entity. The Company shall not be required to endorse as the Company’s own strategy or take actions to support, or in support of, any modification of the strategy and business plan that the Company determines in good faith would not be in the best interests of the Company to support if the Merger were not to be completed, provided that in any event the Company agrees, subject to the proviso in the immediately preceding sentence, (x) to make such filings and seek such consents, waivers or approvals as are requested by Parent or are requested or required by any Governmental Entity and (y) to appear formally (including by providing testimony) or informally before such Governmental Entity if requested by Parent or required by such Governmental Entity, in each case in connection with and to facilitate modifications to the strategy and business plan. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall use their respective reasonable best efforts to provide the other a reasonable opportunity to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, or oral presentations made to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The parties agree that to the extent practicable, neither shall hold any meetings or substantive telephonic communications with the PUCT or any Governmental Entity whose approval is required in connection with the Merger without giving the other party or its representatives a reasonable opportunity to participate, and in any event the parties shall keep each other reasonably apprised of all substantive communications with Governmental Entities regarding the Merger and the strategy and business plan.
     (iii) In connection with any notices, reports and other filings and all consents, registrations, approvals, permits and authorizations sought to be obtained from any third party and/or any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger or in connection with any investigation, hearing, inquiry or other proceeding of any nature brought by any Governmental Entity with respect to or relating to this Agreement or the Merger, in no event shall the Company or any of its Subsidiaries consent to any action by any Governmental Entity or enter into or offer to enter into any material commitment, agreement or undertaking with any Governmental Entity or incur any material liability or obligation to any Governmental Entity with respect to the Company or any of its Subsidiaries without the prior written consent of Parent, such consent not to be unreasonably withheld or delayed so long as such action is consistent with the strategy and business plan, including as modified by Parent. In the event that the Company and Parent agree upon the use of common counsel or consultants, they shall share equally the fees and expenses of such counsel and consultants. Notwithstanding anything in this Article VI to the contrary, actions taken by either party consistent with the Business Plan shall not be deemed to breach any provisions of this Agreement.

     (b) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.
     (c) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings with, investigation or other inquiry by such Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party (either directly or through one of its Representatives) the opportunity to attend and participate therein.
     (d) Regulatory Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company (in the case of Subsections 6.5(d)(i) and (iii) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:
     (i) the prompt provision to each and every federal, state, local or foreign court or Governmental Entity (including FERC) with jurisdiction over any Company Approvals or Parent Approvals of non-privileged information and documents reasonably requested by any such Governmental Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;
     (ii) with respect to the FERC Approval, the expiration or earlier termination of the waiting period applicable to the consummation of the Merger under the HSR Act, and any other approval or consent of a Governmental Entity arising due to a change in Law after the date of this Agreement, the prompt use of its best efforts to obtain all such necessary approvals and avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment or Law that would restrain, prevent, enjoin, materially delay or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer and agreement by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries or Affiliates (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto) if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance, enactment or enforcement of any order, decree, decision, determination, judgment or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Governmental Entity; and
     (iii) best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would restrain, prevent, enjoin, materially delay or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.5(d)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid, remove or comply with such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement;
provided that nothing in Section 6.5(a) or this Section 6.5(d) shall obligate Parent to proffer, agree or commit to (A) modify Parent’s and its Subsidiaries’ (including the Company and its Subsidiaries) anticipated capital structure (including levels of indebtedness) as set forth in the Financing Commitments in effect on the date hereof (or in any Financing Commitments thereafter having a capital structure reflecting at least as much equity financing as is reflected in the Financing Commitments in effect on the date hereof) in any material respect following the Closing, (B) subject to Parent’s representations in Sections 5.2(g) and 5.2(h) being true and correct in all material respects, any modification in the identity of the equityholders of Parent and its Affiliates or the amounts of their equity investment as set forth in the Equity Financing Commitments on the date hereof, or (C) any Material Baseload Divestiture Requirement, except to the extent that any such divestiture or submission set forth in this clause (C) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     (e) NRC Approval. (i) The Company and Parent shall jointly prepare and cause TXU Generation Company LP to file as promptly following the date hereof as may be practicable (and in any event use reasonable best efforts to file within 25 business days after the date hereof) one or more applications (the “NRC Application”) with the NRC for approval of the indirect transfer of the NRC license for Comanche Peak and, if and to the extent necessary, any conforming amendment of the NRC license to reflect such indirect transfer. Thereafter, the Company and Parent shall cooperate with one another to facilitate review of the NRC Application by the NRC staff, including but not limited to promptly providing the NRC staff with any and all documents or information that the NRC staff may reasonably request or require any of the parties to provide or generate.
     (ii) The NRC Application shall identify TXU Generation Company LP, the Company and Parent as separate parties to the NRC Application, but the Company and Parent shall jointly direct and control the prosecution of the NRC

Application. In the event the processing of the NRC Application by the NRC becomes subject to a hearing or other extraordinary procedure by the NRC (a “Contested Proceeding”), until the earlier of the time such Contested Proceeding becomes final and nonappealable and the Effective Time, the Company, on the one hand, and Parent, on the other hand, shall separately appear therein by their own counsel, and shall continue to cooperate with each other to facilitate a favorable result.
     (iii) The Company and Parent will bear their own costs of the preparation, submission and processing of the NRC Application, including any Contested Proceeding that may occur in respect thereof; provided, however, that Parent, on the one hand, and the Company, on the other hand, shall equally share the costs of all NRC staff fees payable in connection with the NRC Application and costs incurred by TXU Generation Company LP in filing and prosecuting the NRC Application. In the event that the Company and Parent agree upon the use of common counsel, they shall share equally the fees and expenses of such counsel.
     (iv) Parent will conform to the restrictions on foreign ownership, control or domination contained in Sections 103d and 104d of the Atomic Energy Act, 42 U.S.C. §§ 2133(d) and 2134(d), as applicable, and the NRC’s regulations in 10 C.F.R. § 50.38 and will, as promptly as practicable after the date of this Agreement, use best efforts to develop and implement in a manner satisfactory to the NRC a mitigation plan to address foreign ownership and control and any other concerns that may be raised by the NRC, including accepting any licensing conditions imposed by the NRC, provided that nothing in this Section 6.5(e)(iv) shall obligate Parent to proffer, agree or commit to (A) modify Parent’s and its Subsidiaries (including the Company its Subsidiaries) anticipated capital structure (including levels of indebtedness) as set forth in the Financing Commitment in effect on the date hereof (or in any Financing Commitments thereafter having a capital structure reflecting at least as much equity financing as is reflected in the Financing Commitments in effect on the date hereof) in any material respect following the Closing; or (B) subject to Parent’s representations in Sections 5.2(g) and 5.2(h) being true and correct in all material respects, any modification in the identity of the equityholders of Parent and its Affiliates or the amounts of their equity investment, in each case as set forth in the Equity Financing Commitments in effect on the date hereof.
     (f) If, after the date of this Agreement, the legislature of the State of Texas passes a statute which is enacted into Law or any binding regulatory or administrative action is taken pursuant to authority granted by such new statute which, in either case, imposes a requirement that the Company or its Subsidiaries divest or submit to capacity auctions for baseload solid fuel generation capacity (a “Baseload Enactment”), then, unless within 30 days after the date either party notifies the other in writing of such Baseload Enactment (each such 30th day, a “Baseload Waiver Date”), Parent and Merger Sub notify the Company in writing either (i) that such Baseload Enactment is not, and does not impose, a Material Baseload Divestiture Requirement or (ii) that no changes or effects to the extent resulting from such Baseload Enactment shall constitute or be taken into account in determining whether there has been a Company Material Adverse Effect (each written notice referred to in clause (ii) being an “MAE Exclusion Agreement”), the Company shall have the right for 15 days after the Baseload Waiver Date to terminate this Agreement pursuant to Section 8.3(d). Each party agrees to notify the other promptly upon determining in good faith that a Baseload Enactment has been enacted or taken.
     6.6 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other Representatives and, subject to the prior written approval of the Company (such approval not to be unreasonably withheld, delayed or conditioned), potential financing sources (that are not in competition in any material respect with the Company or its Subsidiaries, other than activities relating to financial transactions, including commodity hedging and trading activities), reasonable access, during normal business hours throughout the period from the date hereof and through the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties, facilities, operations and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to furnish such information in a manner that does not result in any such disclosure, including obtaining the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries if the Company shall have used commercially reasonable efforts to furnish such information in a manner that does not result in the loss of such privilege. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement. Subject in all respects to the terms of this Section 6.6, promptly after receipt thereof, the Company shall deliver to Parent copies of any written reports to the Company’s risk management forum, pursuant to the Company’s existing risk management policies, in connection with any breaches of, or exceptions from, the Company’s existing risk management policies, provided that to the extent that such exceptions include information related to commodity hedging and trading transactions or to counterparties covered by confidentiality provisions, the Company shall provide a modified form of such exception report excluding such information.
     6.7 Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the Chicago Stock Exchange to cause the delisting by the Surviving Corporation of the Shares from the NYSE and the Chicago Stock Exchange and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.
     6.8 Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.
     6.9 Employee Benefits.
     (a) Parent agrees that the employees of the Company and its Subsidiaries will continue to be provided (i) during the period commencing at the Effective Time and ending on December 31, 2008 with (A) base salary and bonus opportunities (including annual and quarterly bonus opportunities and long-term incentive opportunities) which are no less favorable in the aggregate than the base salary and bonus opportunities (but excluding equity or equity-based compensation) provided by the Company and its Subsidiaries immediately prior to the Effective Time, and (B) pension and welfare benefits and perquisites that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time, and (ii) during the period commencing at the Effective Time and ending 24 months thereafter, with severance benefits that are no less than those provided by the Company and its Subsidiaries immediately prior to the Effective Time. Notwithstanding the foregoing, nothing contained herein shall obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee.
     (b) Parent will cause any employee benefit plans which the employees of the Company and its Subsidiaries are entitled to participate in to take into account for purposes of eligibility, vesting and benefit accrual thereunder, service prior to the Effective Time by employees of the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company (except to the extent it would result in (1) a duplication of benefits or (2) benefit accruals under any defined benefit pension plan (other than utilizing such years of service in order to satisfy any requirements for future benefit accrual only under any defined benefit pension plan)), and, with respect to welfare benefit plans of Parent in which employees of the Company are eligible to participate, Parent agrees to waive any preexisting conditions (to the extent waived under welfare benefit plans of the Company), waiting periods and actively at work requirements under such plans.
     (c) Parent shall, and shall cause the Surviving Corporation to, honor, fulfill and discharge its obligations to current and former employees under the Company Benefit Plans, provided that this shall not prevent the amendment or termination of any such plans in accordance with their terms and the Surviving Corporation shall have any rights privileges or powers under the Company Benefit Plan which were previously held by the Company. Prior to the Effective Time, the Company shall have the right to amend the TXU Thrift Plan to change the method of allocation of shares (or the proceeds from shares after payment of any applicable loan) held under the “suspense account” provided for in Section 6.5 thereof. Prior to the Effective Time, the Company shall have the right to create an irrevocable rabbi trust to hold the cash amount payable under Section 4.3(c) and the Company may fully fund such trust immediately prior to the Effective Time.
     (d) Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of each Benefit Plan listed in Section 5.1(h)(v) of the Company Disclosure Letter will occur upon the Effective Time.

     (e) The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and no employee or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan for any purpose.
     6.10 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.
     6.11 Indemnification; Directors’ and Officers’ Insurance.
     (a) From and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement.
     (b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
     (c) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.
     (d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.
     (e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of formation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of formation or bylaws of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.
     6.13 Convertible Senior Notes. The Company shall take all necessary action to enter into a supplemental indenture prior to the Effective Time with The Bank of New York, as Trustee under the Indenture for Unsecured Debt Securities Series N, dated as of July 1, 2003, under which the Convertible Senior Notes were issued (the “Indenture”) pursuant to the Indenture and the Officer’s Certificate, dated July 15, 2003, establishing the Convertible Senior Notes, to provide, among other things, that on and after the Effective Time the Convertible Senior Notes will be convertible only into cash in an amount equal to the amount that the holders of Convertible Senior Notes would be entitled to receive in the Merger if they had validly converted their Convertible Senior Notes into Shares immediately prior to the Effective Time.
     6.14 Takeover Statutes. The Company shall use its reasonable best efforts to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall promptly grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise promptly act to eliminate or minimize the effects of such statute or regulation on such transactions.
     6.14 Parent Vote. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Merger Sub beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the approval of this Agreement at any meeting of shareholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of either the Company or Merger Sub by consent in lieu of a meeting).
     6.15 Financing. (a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitment (provided that Parent and Merger Sub may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of the date hereof, or otherwise so long as the terms would not adversely impact the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby), including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitment, (ii) negotiate definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitments or, to the extent the financing contemplated by the Financing Commitments is not available to Parent, on other terms no less favorable to Parent and Merger Sub and (iii) satisfy on a timely basis all conditions in such Debt Financing Commitment applicable to Parent and Merger Sub that are within their control. In the event that all conditions to the Financing Commitments (other than in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied in Parent’s good faith judgment, and subject in the case of bridge financing to the sixth sentence of this Section 6.15(a), Parent shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the Financing required to consummate the Merger (including by taking enforcement action to cause such lenders and the other Persons providing such Financing to fund such Financing). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms no less favorable to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event but no later than the final day of the Marketing Period or, if earlier, the business day immediately prior to the Termination Date. Parent shall give the Company prompt notice of any material breach by any party to the Financing Commitments, of which Parent or Merger Sub becomes aware, or any termination of the Financing Commitments. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing. For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing structured as high yield financing has not been consummated, (y) all closing conditions contained in Article VII (other than the delivery of the officers’ certificates contemplated in Sections 7.2(a), 7.2(b), 7.3(a) and 7.3(b)) shall have been satisfied or waived and (z) the bridge facilities contemplated by the Debt Financing Commitment (or alternative bridge financing obtained in accordance with this Agreement) are available on the terms and conditions described in the Debt Financing Commitment (or replacements thereof on terms and conditions no less favorable to Parent and Merger Sub), then Parent shall cause the proceeds of such bridge financing to be used to replace such high yield financing no later than the final day of the Marketing Period or, if earlier, the business day immediately prior to the Termination Date. For purposes of this Agreement, “Marketing Period” shall mean the first period of 20 consecutive days after the date hereof throughout which (A) Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 6.15(b) and (B) the conditions set forth in Section 7.1 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.2(a) or 7.2(b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 day period, provided that if the Marketing Period has not ended (i) on or prior to August 16, 2007, the Marketing Period shall commence no earlier than September 3, 2007 or (ii) on or prior to December 20, 2007, the Marketing Period shall commence no earlier than January 2, 2008; and provided, further, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company Reports.
     (b) Prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and Merger Sub cooperation reasonably requested by Parent in connection with the arrangement of the Financing, including (i) participating in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, provided that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by the Company or its Subsidiaries; provided, further, that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iii) executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any borrowing Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) or otherwise reasonably facilitating the pledging of collateral, provided that such documents will not take effect until the Effective Time, (iv) furnishing Parent and its Financing sources as promptly as practicable (and in any event no later than 30 days prior to the Termination Date) with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Debt Financing Commitment at the time during the Company’s fiscal year such offerings will be made (the information required to be delivered pursuant to this clause (iv) being referred to as “Required Financial Information”), provided that Parent will provide the Company with a list of the form and types of financial and other information it will request pursuant to this clause (iv) by no later than April 2, 2007 (subject to any type or form of information subsequently identified by Parent that was previously omitted in good faith or that has become customary, the failure of which to include in the offering materials would cause such offering materials to contain an untrue statement of a material fact or omit to state a material fact necessary to be stated in such offering material in order to make the statements in such offering memorandum, in the light of the circumstances under which they were made, not misleading), (v) using reasonable best efforts to obtain accountants’ comfort letters, consents, legal opinions, surveys and title insurance as reasonably requested by Parent, (vi) providing monthly financial statements (excluding footnotes) to the extent, the Company customarily prepares such financial statements within the time from such statements are prepared, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s and its Subsidiaries current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that such accounts, agreements and arrangements should not become active or take effect until the Effective Time, (viii) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing immediately prior to the Effective Time to the extent direct borrowings or debt incurrences by the Company or its Subsidiaries are contemplated by the Debt Financing Commitment, and (ix) at the Company’s option taking or appointing a representative of Parent to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high yield debt financing, by the Surviving Corporation immediately following the Effective Time; provided, however, that nothing herein shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company or its Subsidiaries or require the Company to agree to pay any fees, reimburse any expenses or give any indemnities prior to the Effective Time for which it is not reimbursed or indemnified under this Agreement. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation at the request of Parent and indemnify the Company for any loss incurred by the Company or any of its Subsidiaries arising therefrom (other than arising from information provided by the Company or its Subsidiaries). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
     (c) Parent acknowledges and agrees that the consummation of the transactions contemplated by this Agreement is not conditional upon the receipt by Parent of the proceeds of the Financing Commitments and that any failure by Parent to consummate the Merger on the Closing Date, provided that at such time the conditions to Closing set forth in Sections 7.1, 7.2(a) and 7.2(b) are satisfied, shall constitute a breach by Parent of this Agreement.

     6.16 Treatment of Certain Notes.
     (a) The Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to commence, promptly after the receipt of a written request from Parent to do so and the receipt of the Offer Documents from Parent, offers to purchase, and related consent solicitations with respect to, all of the outstanding aggregate principal amount of the notes identified on Section 6.16(a) of the Parent Disclosure Letter (collectively, the “Notes”) on the terms and conditions specified by Parent (collectively, the “Debt Offers”), and Parent shall assist the Company in connection therewith. Notwithstanding the foregoing, the closing of the Debt Offers shall be conditioned on the completion of the Merger and otherwise in compliance with applicable Laws and SEC rules and regulations and the Company shall not be required to commence any Debt Offer until the No-Shop Period Start Date. The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide cooperation reasonably requested by Parent in connection with the Debt Offers. With respect to any series of Notes, if requested by Parent in writing, in lieu of commencing a Debt Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the indenture and officers’ certificates or supplemental indenture governing such series of Notes (i) issue a notice of optional redemption for all of the outstanding principal amount of Notes of such series pursuant to the requisite provisions of the indenture and officer’s certificate governing such series of Notes or (ii) take actions reasonably requested by Parent that are reasonably necessary for the satisfaction and/or discharge and/or defeasance of such series pursuant to the applicable provisions of the indenture and officer’s certificate or supplemental indenture governing such series of Notes, and shall redeem or satisfy and/or discharge and/or defeasance, as applicable, such series in accordance with the terms of the indenture and officer’s certificate or supplemental indenture governing such series of Notes at the Effective Time, provided that to the extent that any action described in clause (i) or (ii) can be conditioned on the occurrence of the Effective Time, it will be so conditioned, and provided, further, that prior to the Company being required to take any of the actions described in clause (i) or (ii) above that cannot be conditioned on the occurrence of the Effective Time, prior to the Closing, Parent shall irrevocably deposit, or shall cause to be irrevocably deposited with the trustee under the relevant indenture governing such series of Notes sufficient funds to effect such redemption or satisfaction or discharge. The Company shall, and shall cause its Subsidiaries to, waive any of the conditions to the Debt Offers (other than that the Merger shall have been consummated and that there shall be no Law prohibiting consummation of the Debt Offers) as may be reasonably requested by Parent and shall not, without the written consent of Parent, waive any condition to the Debt Offers or make any changes to the Debt Offers other than as agreed between Parent and the Company. Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company’s Subsidiaries need make any change to the terms and conditions of the Debt Offers requested by Parent that decreases the price per Note payable in the Debt Offers or related consent solicitation as set forth in Section 6.16(a) of the Parent Disclosure Letter or imposes conditions to the Debt Offers or related consent solicitation in addition to those set forth in Section 6.16(a) of the Parent Disclosure Letter that are adverse to the holders of the Notes, unless such change is previously approved by the Company in writing.
     (b) The Company covenants and agrees that, promptly following the consent solicitation expiration date, assuming the requisite consents are received, each of the Company and its applicable Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the applicable trustee to) execute supplemental indentures to the indentures governing each series of Notes for which the requisite consent has been received, which supplemental indentures shall implement the amendments described in the offer to purchase, related letter of transmittal, and other related documents (collectively, the “Offer Documents”) and shall become operative only concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers). Concurrent with the Effective Time, Parent shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offers and in accordance with the Debt Offers using funds provided by or at the direction of Parent.
     (c) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the Offer Documents. Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents (provided that the Company’s and its Subsidiaries’ cooperation shall be limited to matters that Parent cannot accomplish without additional cost or delay without the assistance of the Company or its Subsidiaries). The Offer Documents (including all amendments or supplements) and all mailings to the holders of the Notes in connection with the Debt Offers shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers any information in the Offer Documents should be discovered by the Company and its Subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the applicable Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent, take the form of a filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 6.16(c), the Company shall and shall cause its Subsidiaries to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Offers and such compliance will not be deemed a breach hereof.
     (d) In connection with the Debt Offers, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements (including indemnities) with such parties so selected. Parent shall pay the fees and out-of pocket expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offers upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to reimburse the Company and their Subsidiaries for all of their reasonable and documented out-of-pocket costs incurred in connection with the Debt Offers promptly following the incurrence thereof. Parent shall indemnify and hold harmless the Company and its Subsidiaries, for and against any loss or incurred by them in connection with the Debt Offers (other than arising from information provided by the Company and its Subsidiaries that was materially incomplete or inaccurate).
     6.17 Termination of Certain Other Indebtedness.
     (a) The Company shall use commercially reasonable efforts to deliver to Parent at least two business days prior to the Closing Date payoff letters from third-party lenders, trustees, or equity issuer (in connection with a lease transaction), as applicable, in form and substance reasonably satisfactory to Parent, with respect to the indebtedness or rental obligations of the Company and its Subsidiaries identified on Section 6.17(a) of the Parent Disclosure Letter and any other indebtedness specified by Parent to the Company no later than 20 days prior to the Closing or entered into after the date hereof.
     (b) On the Closing Date, subject to Parent making available necessary funds to do so, the Company shall and shall cause its Subsidiaries to permanently (i) terminate the credit facilities requested by Parent to be so terminated, if and to the extent such facilities are either identified on Section 6.17(a) of the Parent Disclosure Letter or specified by Parent to the Company no later than ten business days prior to Closing, and all related agreements, to which the Company and its Subsidiaries is a party and (ii) to the extent the related facility or lease is terminated pursuant to this Section 6.17(b), release any liens on its assets relating to those facilities or the lease transaction identified on Section 6.17(a) of the Parent Disclosure Letter.
     6.18 Existing Hedging Arrangements. Except to the extent that disclosure of a counterparty would violate any Existing Commodity Hedging Arrangements, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and use commercially reasonable efforts to obtain the consent from each counterparty who is a party to any commodity hedging and trading arrangements with the Company or any of its Subsidiaries in effect on the date of this Agreement (the “Existing Commodity Hedging Arrangements”) to amend, change, novate or otherwise modify the collateral delivery requirements, liens and security interests granted or given to such counterparties in connection with such Existing Commodity Hedging Arrangements (including all liens granted on the Big Brown facilities) so that any such existing security interests, liens and other collateral delivery requirements are terminated, amended and/or otherwise released and replaced with liens on the Collateral (as defined in Exhibit B to the Debt Financing Commitment) that would be pari passu with the liens granted to secure the Borrower Obligations, the Guarantees and other Hedging Arrangements as described and as defined in Exhibit B to the Debt Financing Commitment no later than the Effective Time (“Hedging Arrangement Modifications”). With respect to those Existing Commodity Hedging Arrangements that would be violated by the disclosure of the counterparty, the Company shall, and cause its applicable Subsidiary to, use commercially reasonable efforts to obtain the consent of the applicable counterparties to make the Hedging Arrangement Modifications to such exiting Commodity Hedging Arrangements. Parent shall provide all cooperation necessary in connection with the foregoing.
     6.19 Section 16(b). The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     6.20 Resignation of Directors. The Company shall deliver to Parent at the Closing, except as otherwise may be agreed by Parent, the resignation of all directors of the Company, effective at the Effective Time, or, with respect to Subsidiaries of the Company, immediately prior to the Effective Time to the extent necessary to effect any corporate action required by clause (ix) of Section 6.15(b). Upon the written request of Parent, as specified by Parent reasonably in advance of the Closing, the Company will seek to obtain the resignation of any or all directors of Subsidiaries of the Company, in each case, effective at the Effective Time.
     6.21 Notice of Current Events. From and after the date of this Agreement until the Effective Time, the Company and Parent shall promptly notify each other orally and in writing of (i) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (ii) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.21 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to either party, the failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.
ARTICLE VII
Conditions
     7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
     (a) Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of formation and bylaws of the Company.
     (b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated; each of the NRC Approval and the FERC Approval shall have been obtained and be in effect.
     (c) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, renders illegal or otherwise prohibits consummation of the Merger (collectively, an “Order”).

     7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
     (a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall, subject to the qualifications below, be true and correct as of such earlier date) except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties set forth in (x) Sections 5.1(b)(i) and 5.1(c)(i) shall be true and correct in all material respects and (y) Section 5.1(f)(i) shall be true and correct without disregarding the Company Material Adverse Effect qualification contained therein; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.
     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.
     7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
     (a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) except (other than with respect to Section 5.2(j)) where any failures to be so true and correct would not prevent consummation of the Merger, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.
     (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

     (c) Solvency Certificate. Parent shall have delivered to the Company a solvency certificate substantially similar in form and substance to the solvency certificate to be delivered to the senior lenders pursuant to the Debt Financing Commitment or any agreements entered into in connection with the Debt Financing.
ARTICLE VIII
Termination
     8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.
     8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either Parent or the board of directors of the Company if (a) the Merger shall not have been consummated by March 15, 2008, whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) (the “Termination Date”), provided that, if on March 15, 2008 the conditions to Closing shall not have been fulfilled but remain capable of fulfillment then either of Parent (in the event such failure of the conditions to be satisfied relates to a change in Law after the date hereof) or the Company may, by written notice to the other, extend the termination date from March 15, 2008 to June 15, 2008 (which shall then be the “Termination Date”); provided, further, that (x) if the Marketing Period has commenced on or before any such Termination Date, but not ended on or before any such Termination Date, such Termination Date shall automatically be extended by one month and (y) the Termination Date shall not occur sooner than three business days after the final day of the Marketing Period; provided, further, that in no event shall the Termination Date be later than July 10, 2008 (which extended date (as ultimately extended in the case of more than one extension) shall then be the “Termination Date”), provided that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the Termination Date, (b) the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof or (c) any Order permanently restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a)).
     8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:
     (a) at any time prior to the time the Requisite Company Vote is obtained, if (i) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to or concurrently with the termination of this

Agreement, the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (iii) the Company immediately prior to or concurrently with such termination pays as directed by Parent in immediately available funds the Termination Fee; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to the foregoing clause with respect to any Superior Proposal that is not an Excluded Party Superior Proposal unless the Company shall also have complied with the proviso to the second sentence of Section 6.2(e) and third sentence of Section 6.2(e), reading for purposes of this Section 8.3(a), the proviso to the second sentence of Section 6.2(e) as if the words “effect a Change of Recommendation” were replaced with the words “terminate this Agreement pursuant to Section 8.3(a)” and as if the words “effecting such Change of Recommendation” were replaced with the words “terminating this Agreement pursuant to Section 8.3(a)”;
     (b) if there has been a breach in any material respect of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 7.1, 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable prior to the Termination Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.2(a) or 7.2(b) not to be satisfied;
     (c) if Parent has failed to consummate the Merger no later than two business days after the final day of the Marketing Period and all of the conditions set forth in Sections 7.1, 7.2(a) and 7.2(b) would have been satisfied if the Closing were to have occurred on such date (other than the delivery of an officer’s certificate pursuant to Sections 7.2(a) and 7.2(b)); or
     (d) at any time within 15 days after any Baseload Waiver Date relating to any Baseload Enactment as to which an MAE Exclusion Agreement has not been delivered in accordance with this Agreement.
     8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of Parent:
     (a) if the Board of Directors of the Company (i) shall have made a Change of Recommendation, (ii) shall have approved or recommended to the stockholders of the Company an Acquisition Proposal or (iii) the Company fails to include the recommendation of the approval of this Agreement in the Proxy Statement; or
     (b) if there has been a breach in any material respect of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 7.1, 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable prior to the Termination Date; provided, however, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.3(a) or 7.3(b) not to be satisfied.

          8.5 Effect of Termination and Abandonment.
          (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein and subject to this Section 8.5 or Section 9.10(a), no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful breach of this Agreement and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement.
          (b) In the event that:
          (i) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any Person shall have publicly announced or publicly made known an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least (A) 30 days prior to, with respect to any termination pursuant to Section 8.2(a), the date of termination (provided that at such time the Requisite Company Vote has been obtained), and (B) 10 business days prior to, with respect to termination pursuant to Section 8.2(b), the date of the Shareholders Meeting at which the vote on the Merger is held) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a), 8.2(b) or 8.4(b) (if in the case of a termination pursuant to Section 8.4(b), at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of the Company’s representations and warranties or covenants or other agreements hereunder) that would cause the conditions set forth in Section 7.1, 7.3(a) and 7.3(b) not to be satisfied on or prior to the Termination Date);
          (ii) this Agreement is terminated by Parent pursuant to Section 8.4(a); or
          (iii) this Agreement is terminated by the Company pursuant to Section 8.3(a);
then the Company shall concurrently with such termination pursuant to Section 8.3(a), and otherwise promptly, but in no event later than three business days after the date of such termination, pay as directed by Parent the Termination Fee (as defined below) less the amount of any Parent Expenses previously paid to Parent (if any), by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable as directed by Parent pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination the Company or any of its Subsidiaries shall have entered into an Alternate Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders, an Acquisition Proposal (substituting “50%” for “15%” in the definition thereof). The Company’s payment pursuant to clauses (ii) or (iii) of this Section 8.5(b) shall be the sole and exclusive monetary remedy of Parent, Merger Sub and their

Affiliates for damages against the Company and any of its Subsidiaries and the Company’s and its Subsidiaries’ respective Representatives with respect to any breach of any covenant or agreement giving rise to or associated with such termination. “Termination Fee” shall mean an amount equal to $375 million if the Termination Fee becomes payable in connection with a transaction or Alternate Acquisition Agreement with an Excluded Party and shall mean an amount equal to $1,000,000,000 (one billion dollars) in all other circumstances.
          (c) In the event of termination of this Agreement pursuant to Section 8.3(b) (if at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of Parent’s or Merger Sub’s representations and warranties or covenants or other agreements hereunder) that would cause the conditions set forth in Section 7.1, 7.2(a) and 7.2(b) not to be satisfied on or prior to the Termination Date) or Section 8.3(c), Parent shall pay or cause to be paid, to the Company as promptly as reasonably practicable (and, in any event, within three business days following such termination) an amount equal to $1,000,000,000 (one billion dollars) (the “Parent Fee”).
          (d) In the event of termination of this Agreement by either party pursuant to Section 8.2(b) (or a termination by the Company pursuant to a different section of Section 8.2 at a time when this Agreement was terminable pursuant to Section 8.2(b)), the Company shall promptly, but in no event later than three business days after being notified of such by Parent, pay Parent all of the documented out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement (including the Financing) up to a maximum amount of $50 million (the “Parent Expenses”), by wire transfer of same day funds.
          (e) The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) or 8.5(d) or Parent fails to promptly pay the amount due pursuant to Section 8.5(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or 8.5(d) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Parent Fee from Parent pursuant to this Section 8.5 and the reimbursement and indemnification obligations of Parent under Sections 6.15(b) and 6.16(d) hereof or the guarantee thereof pursuant to the Guarantees shall, subject to Section 9.10, be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amounts, none of Parent, Merger Sub, the Guarantors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers,

Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated with respect to the first sentence of this Section 8.5(e) and the indemnification and reimbursement obligations of Parent contained in the penultimate sentence of Section 6.15(b) and Section 6.16(d)).
ARTICLE IX
Miscellaneous and General
          9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the indemnification expense reimbursement provisions contained in Section 6.15(b) and Section 6.16(d) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
          9.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.
          9.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
          9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
          9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.
          (a) THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCEPT TO THE EXTENT THAT MANDATORY PROVISIONS OF TEXAS LAW ARE APPLICABLE), WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. The parties consent to exclusive jurisdiction in the United States District Court for the Southern District of New York (and any courts from which appeals from judgments of that court are heard) as to any dispute or claim as to which there is subject matter jurisdiction in that court and, for all other disputes or claims, the parties consent to exclusive jurisdiction in the Supreme Court of the State of New York, New York County (and any courts from which appeals from judgments of that court are heard). Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any New York State or Federal court in accordance with the provisions of this Section 9.5(a). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.6 (Notices). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5(b).
          9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:
If to Parent or Merger Sub:
KKR 2006 Fund, L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
Attention: Marc Lipschultz
fax: (212) 750-0003
Texas Pacific Group
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
Attention: Clive D. Bode
fax: (813) 871-4010

with a copy to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954
Attention: David J. Sorkin
                   Andrew W. Smith
fax: (212) 455-2502
with a copy to:
Vinson & Elkins L.L.P.
2500 First City Tower
1001 Fannin
Houston, TX 77002-6760
Attention: Bruce R. Bilger
                   Keith Fullenweider
fax: (713) 758-2346
If to the Company:
TXU Corp.
1601 Bryan Street
Dallas, TX 75201
Attention: David P. Poole
fax: (214) 812-4600
with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Joseph B. Frumkin
                   Eric M. Krautheimer
fax: (212) 558-3588
and
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention: Richard Hall
                    James C. Woolery
fax: (212) 474-3700
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally;

three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile and received by 5:00 pm New York time, on a business day (otherwise the next business day) (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.
          9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated November 30, 2006, between Kohlberg Kravis Roberts & Co. L.P., Tarrant Partners, L.P., Newbridge Capital, LLC and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
          9.8 No Third Party Beneficiaries. Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
          9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this

Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
          9.10 Remedies.
          (a) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Parent and Merger Sub for such losses or damages shall be limited to $1,000,000,000 (one billion dollars) and any amounts owed pursuant to the penultimate sentence of Section 6.15(b), Section 6.16(d) and the first sentence of Section 8.5(e), (ii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Guarantee, and (iii) in no event shall the Company seek to recover any money damages in excess of such amounts from Parent, Merger Sub, the Guarantors, or their respective Representatives and Affiliates in connection herewith or therewith.
          (b) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that, prior to the termination of this Agreement pursuant to Article VIII, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Sections 8.5(c) and 9.10(a), provided that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub that would cause irreparable harm, and to enforce specifically the terms and provisions of this Agreement solely with respect to Section 6.1(a), Section 6.5, Section 6.8, Section 6.14, and Section 6.15; provided, further, that in no event shall the Company be entitled to any injunction or specific enforcement of the terms of this Agreement requiring Parent or Merger Sub to consummate the Merger or prohibiting Parent or Merger Sub from failing to consummate the Merger.
          9.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Surviving Corporation when due.
          9.12 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.
          9.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
          9.14 Interpretation; Construction.
          (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of Section 7.1(c) of this Agreement, any federal or Texas state Law adopted after the date hereof that prohibits consummation of the Merger without obtaining any approval or consent as a condition thereto, shall be deemed to render illegal the consummation of the Merger unless such approval or consent is obtained.
          (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          (c) Each party here has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
          9.15 Assignment. This Agreement shall not be assignable by operation of law or otherwise without the written consent of the other parties hereto; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s shareholders, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation, provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TXU CORP.
By:	/s/ C. John Wilder
	Name:	C. John Wilder
	Title:	Chairman, President, Chief Executive Officer

TEXAS ENERGY FUTURE HOLDINGS LIMITED PARTNERSHIP
By: TEXAS ENERGY FUTURE CAPITAL HOLDINGS LLC, its general partner

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	President

TEXAS ENERGY FUTURE MERGER SUB CORP
By:	/s/ Michael MacDougall
	Name:	Michael MacDougall
	Title:	President

ANNEX A
DEFINED TERMS

Terms	Section

Acceptable Confidentiality Agreement	6.2(d)
Acquisition Proposal	6.2(d)
Affiliate	5.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(ii)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Baseload Enactment	6.5(f)
Baseload Waiver Date	6.5(f)
Benefit Plans	5.1(h)(i)
Book-Entry Shares	4.2(b)
business day	1.2
Business Plan	6.1(a)
Bylaws	2.2
Category I Transactions	6.1(a)(xxiv)
CBA	5.1(m)
Certificate	4.1(a)
Certificate of Merger	1.3
Change of Recommendation	6.2(e)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	5.1(h)(ii)
Comanche Peak	5.1(p)(ii)
Company	Preamble
Company Approvals	5.1(d)(i)
Company Disclosure Letter	5.1
Company Joint Venture	5.1(b)(ii)
Company Material Adverse Effect	5.1(a)
Company Material Contract	5.1(t)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contested Proceeding	6.5(e)(ii)
Contract	5.1(d)(ii)
Convertible Senior Notes	4.5
Costs	6.11(a)
D&O Insurance	6.11(b)
Debt Financing	5.2(e)
Debt Financing Commitment	5.2(e)

Terms	Section

Debt Offers	6.16(a)
Derivative Product	5.1(q)
Designated Officer	5.1(h)
Dissenting Shareholders	4.1(a)
Effective Time	1.3
Employees	5.1(h)(i)
Environmental Claim	5.1(k)
Environmental Law	5.1(k)
Environmental Permits	5.1(k)(b)
EPAct 2005	5.1(p)(iii)
Equity Financing	5.2(e)
Equity Financing Commitments	5.2(e)
ERCOT	5.1(p)(i)
ERCOT Protocols	5.1(p)(i)
ERCOT Region	5.1(p)(i)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iii)
ERISA Plan	5.1(h)(ii)
EWG	5.1(p)(iii)
Exchange Act	5.1(a)
Exchange Fund	4.2(a)
Excluded Party	6.2(b)
Excluded Party Superior Proposal	6.2(d)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
Exempt Category I Transactions	6.1(b)
Existing Commodity Hedging Arrangements	6.18
FERC	5.1(d)(i)
FERC Approval	5.1(d)(i)
FCC	5.1(d)(i)
FCC Approval	5.1(d)(i)
Financing	5.2(e)
Financing Commitments	5.2(e)
GAAP	5.1(e)(iii)
Governmental Entity	5.1(d)(i)
Guarantee	Recitals
Guarantors	Recitals
Hazardous Substance	5.1(k)
Hedging Arrangement Modifications	6.18
HSR Act	5.1(d)(i)
Indemnified Parties	6.11(a)
Indenture	6.12
Insurance Policies	5.1(o)
Intellectual Property	5.1(n)(ii)
IRS	5.1(h)(ii)
Knowledge	5.1(g)

A-2

Terms	Section

Laws	5.1(i)
Licenses	5.1(i)
Lien	5.1(b)(ii)
MAE Exclusion Agreement	6.5(f)
Marketing Period	6.15(a)
Material Baseload Divestiture Requirement	5.1(a)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(ii)
New Debt Financing Commitments	5.2(e)
No-Shop Period Start Date	6.2(a)
Notes	6.16(a)
Notice Period	6.2(e)(ii)(A)
NRC	5.1(a)(i)
NRC Application	6.5(e)(i)
NRC Approval	5.1(d)(i)
NYSE	5.1(a)(L)
Offer Documents	6.16(b)
Order	7.1(c)
Parent	Preamble
Parent Approvals	5.2(c)(i)
Parent Disclosure Letter	5.2
Parent Expenses	8.5(d)
Parent Fee	8.5(c)
Paying Agent	4.2(a)
Pension Plan	5.1(h)(ii)
Performance Awards	4.3(b)
Performance Awards Merger Consideration	4.3(b)
Per Share Merger Consideration	4.1(a)
Person	4.2(d)
Post-Signing Commodity Hedging Arrangements	6.1(b)
Proxy Statement	6.3(a)
PUCT	5.1
PURA	5.1(p)(i)
Qualified Decommissioning Fund	5.1(p)(iv)(A)
Release	5.1(k)
Remedial Action	5.1(k)
Representatives	6.2(a)
Required Financial Information	6.15(b)
Requisite Company Vote	5.1(c)(i)
Requisite Parent Vote	5.2(b)
Restricted Shares	4.3(a)
SEC	5.1(e)(i)
Securities Act	5.1(e)(i)
Share	4.1(a)
Shareholders Meeting	6.4

A-3

Terms	Section

Shares	4.1(a)
Significant Subsidiary	5.1(a)
Solvent	5.2(j)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)
Superior Proposal	6.2(d)
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax, Taxes	5.1(l)
Tax Return	5.1(l)
TBOC	1.1
Termination Date	8.2
Termination Fee	8.5(b)
Transactions Committee	Recitals
Trustee	5.1(p)(iv)(C)
TXU Electric Delivery	5.1(p)(i)
TXU Energy Holdings	5.1(p)(i)
TXU Trading Policies	5.1(q)(i)(A)

A-4